UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 30, 2018

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

The following is the English translation of excerpt regarding the Basel Pillar 3 disclosures and the relevant information from our Japanese language disclosure material published in January 2018.

The Japanese regulatory disclosure requirements are fulfilled with the Basel Pillar 3 disclosures and Japanese GAAP is applied to the relevant financial information.

In this report, “we,” “us,” and “our” refer to Mizuho Financial Group, Inc. and, unless the context indicates otherwise, its consolidated subsidiaries. “Mizuho Financial Group” refers to Mizuho Financial Group, Inc.

Status of Capital Adequacy

Status of Sound Management of Liquidity Risk

Liquidity Coverage Ratio	61

Status of Major Liquid Assets	64

Capital adequacy requirement highlights

The Basel Framework, based on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” issued by the Basel Committee on Banking Supervision, requires the disclosure of capital adequacy information to ensure the enhanced effectiveness of market discipline. Our disclosure is made under the “Matters Separately Prescribed by the Commissioner of the Financial Services Agency Regarding Capital Adequacy Conditions, etc. pursuant to Article 19-2, Paragraph 1, Item 5, Subitem (d) , etc. of the Ordinance for Enforcement of the Banking Law (Ministry of Finance Ordinance No. 10 of 1982)” (the FSA Notice No. 7 of 2014.).

With respect to the calculation of capital adequacy ratio, we have applied the international standard and adopted (a) the advanced internal ratings-based approach as a method to calculate the amount of credit risk weighted assets and (b) the advanced measurement approach as a method to calculate the amount equivalent to the operational risk.

∎ Capital adequacy ratio

(1) Summary of capital adequacy ratio

Mizuho Financial Group (Consolidated)
	(Billions of yen)
	As of September 30, 2016	As of September 30, 2017
Total capital ratio (International standard)	15.84%	17.74%
Tier 1 capital ratio	12.94%	14.59%
Common equity Tier 1 capital ratio	10.98%	11.80%

Total capital	9,767.8	10,946.6

Tier 1 capital	7,982.5	9,004.8
Common equity Tier 1 capital	6,769.3	7,280.5

Risk weighted assets	61,648.4	61,695.5

Credit risk	56,576.9	56,082.3
Market risk	1,917.2	2,239.7
Operational risk	3,154.3	3,373.3

Mizuho Bank (Consolidated)
	(Billions of yen)
	As of September 30, 2016	As of September 30, 2017
Total capital ratio (International standard)	16.01%	18.16%
Tier 1 capital ratio	13.22%	14.87%
Common equity Tier 1 capital ratio	11.02%	11.76%

Total capital	9,012.1	10,192.5

Tier 1 capital	7,440.1	8,348.6
Common equity Tier 1 capital	6,202.3	6,603.6

Risk weighted assets	56,261.3	56,107.0

Credit risk	53,098.7	52,159.2
Market risk	878.1	1,474.7
Operational risk	2,284.4	2,473.0

Mizuho Bank (Non-Consolidated)
	(Billions of yen)
	As of September 30, 2016	As of September 30, 2017
Total capital ratio (International standard)	16.37%	18.52%
Tier 1 capital ratio	13.39%	15.08%
Common equity Tier 1 capital ratio	11.06%	11.81%

Total capital	8,846.2	9,948.9

Tier 1 capital	7,238.5	8,101.0
Common equity Tier 1 capital	5,976.5	6,347.4

Risk weighted assets	54,032.8	53,719.6

Credit risk	51,520.2	50,759.4
Market risk	627.9	921.5
Operational risk	1,884.6	2,038.7

Mizuho Trust & Banking (Consolidated)
	(Billions of yen)
	As of September 30, 2016	As of September 30, 2017
Total capital ratio (International standard)	19.95%	20.68%
Tier 1 capital ratio	18.80%	19.95%
Common equity Tier 1 capital ratio	18.80%	19.95%

Total capital	479.1	504.5

Tier 1 capital	451.6	486.7
Common equity Tier 1 capital	451.6	486.7

Risk weighted assets	2,401.3	2,438.7

Credit risk	2,125.7	2,163.4
Market risk	13.0	9.5
Operational risk	262.5	265.8

Mizuho Trust & Banking (Non-consolidated)
	(Billions of yen)
	As of September 30, 2016	As of September 30, 2017
Total capital ratio (International standard)	20.16%	20.99%
Tier 1 capital ratio	19.05%	20.28%
Common equity Tier 1 capital ratio	19.05%	20.28%

Total capital	488.5	511.3

Tier 1 capital	461.6	494.0
Common equity Tier 1 capital	461.6	494.0

Risk weighted assets	2,422.8	2,435.8

Credit risk	2,184.4	2,201.2
Market risk	11.3	8.1
Operational risk	227.1	226.4

∎ Risk weighted assets

(1) Credit risk weighted assets by asset class and ratings segment

Mizuho Financial Group (Consolidated)

	(Billions of yen)
	As of September 30, 2016			As of September 30, 2017
	EAD	Credit risk weighted assets	Risk Weight(%)	EAD	Credit risk weighted assets	Risk Weight(%)
Internal ratings-based approach	184,252.0	49,590.8	26.91	188,644.2	50,102.5	26.55

Corporate, etc.	159,867.8	31,109.7	19.45	163,110.6	30,839.0	18.90
Corporate (except specialized lending)	74,556.7	28,326.4	37.99	78,267.6	28,172.9	35.99
Ratings A1-B2	52,669.8	14,471.9	27.47	56,939.5	14,611.7	25.66
Ratings C1-D3	19,719.8	11,915.4	60.42	19,491.2	11,691.7	59.98
Ratings E1-E2	1,155.8	1,577.9	136.51	1,242.9	1,659.9	133.55
Ratings E2R-H1	1,011.2	361.1	35.71	593.9	209.5	35.28
Sovereign	78,802.5	1,067.1	1.35	79,046.8	1,097.1	1.38
Ratings A1-B2	78,683.1	991.9	1.26	78,923.2	1,018.9	1.29
Ratings C1-D3	118.9	74.3	62.52	123.2	77.5	62.96
Ratings E1-E2	0.4	0.7	181.13	0.3	0.5	143.05
Ratings E2R-H1	0.0	0.0	62.70	0.0	0.0	40.48
Bank	6,358.3	1,557.8	24.50	5,622.1	1,385.0	24.63
Ratings A1-B2	5,814.0	1,225.7	21.08	5,057.2	1,078.5	21.32
Ratings C1-D3	537.4	320.5	59.63	563.3	306.0	54.32
Ratings E1-E2	4.1	10.7	258.09	0.0	0.0	184.04
Ratings E2R-H1	2.6	0.7	30.20	1.4	0.4	29.54
Specialized lending	150.2	158.1	105.31	173.9	183.9	105.71
Retail	12,530.7	4,726.6	37.72	11,935.7	4,464.1	37.40
Residential mortgage	9,562.8	3,195.3	33.41	9,218.6	3,105.6	33.68
Qualifying revolving loan	588.6	383.2	65.10	654.7	435.1	66.46
Other retail	2,379.3	1,148.0	48.25	2,062.3	923.3	44.76
Equities	4,359.0	7,386.0	169.44	5,337.7	8,973.4	168.11
PD/LGD approach	3,715.4	5,298.7	142.61	4,221.3	5,367.5	127.15
Market-based approach	643.6	2,087.2	324.29	1,116.3	3,605.9	323.01
Regarded-method exposure	1,871.5	4,223.2	225.65	1,839.1	3,574.3	194.35
Securitizations	3,439.9	269.6	7.83	4,247.9	369.2	8.69
Others	2,182.9	1,875.5	85.92	2,173.0	1,882.3	86.62

Standardized approach	13,081.9	3,575.8	27.33	17,523.9	3,544.0	20.22

CVA risk	n.a.	3,188.2	n.a.	n.a.	2,216.1	n.a.

Central counterparty-related	n.a.	221.9	n.a.	n.a.	219.5	n.a.

Total	197,334.0	56,576.9	28.67	206,168.1	56,082.3	27.20

Notes:

1.	“Corporate” does not include specialized lending exposure under supervisory slotting criteria.

2.	“Specialized lending” is specialized lending exposure under supervisory slotting criteria.

<Analysis>

Risk weighted assets decreased by 494.6 billion yen from the previous year to 56,082.3 billion yen due to the effects of changes in our methods of measuring derivatives transactions and fund transactions which were offset in part by the effects of the increase in stock prices.

Status of Mizuho Financial Group’s consolidated capital adequacy

∎ Scope of consolidation

(1) Scope of consolidation for calculating consolidated capital adequacy ratio

(A) Difference from the companies included in the scope of consolidation based on consolidation rules for preparation of consolidated financial statements (the “scope of accounting consolidation”)

None as of September 30, 2016 and 2017.

(B) Number of consolidated subsidiaries

	As of September 30, 2016	As of September 30, 2017
Consolidated subsidiaries	142	130

Our major consolidated subsidiaries (and their main businesses) are Mizuho Bank, Ltd. (banking business), Mizuho Trust & Banking Co., Ltd. (trust business and banking business) and Mizuho Securities Co., Ltd. (securities business).

(C) Corporations providing financial services for which Article 9 of the FSA Notice No. 20 is applicable

None as of September 30, 2016 and 2017.

(D) Companies that are in the bank holding company’s corporate group but not included in the scope of accounting consolidation and companies that are not in the bank holding company’s corporate group but included in the scope of accounting consolidation

None as of September 30, 2016 and 2017.

(E) Restrictions on transfer of funds or capital within the bank holding company’s corporate group

None as of September 30, 2016 and 2017.

(F) Names of any other financial institutions, etc., classified as subsidiaries or other members of the bank holding company that are deficient in regulatory capital

None as of September 30, 2016 and 2017.

∎ Composition of capital

(2) Composition of capital, etc.

(A) Composition of capital disclosure

Composition of capital disclosure (International standard)

			(Millions of yen)
			As of September 30, 2016		As of September 30, 2017
Basel III template				Amounts excluded under transitional arrangements		Amounts excluded under transitional arrangements
Common equity Tier 1 capital: instruments and reserves		(1)
1a+2-1c-26	Directly issued qualifying common share capital plus related stock surplus and retained earnings		6,730,792	/	7,126,803	/
1a	of which: capital and stock surplus		3,367,574	/	3,391,317	/
2	of which: retained earnings		3,463,490	/	3,837,147	/
1c	of which: treasury stock (-)		5,098	/	6,475	/
26	of which: national specific regulatory adjustments (earnings to be distributed) (-)		95,173	/	95,186	/
	of which: other than above		—	/	—	/
1b	Subscription rights to common shares		1,754	/	1,173	/
3	Accumulated other comprehensive income and other disclosed reserves		856,425	570,950	1,296,157	324,039
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)		14,954	/	14,173	/
	Total of items included in common equity Tier 1 capital: instruments and reserves subject to phase-out arrangements		33,263	/	23,889	/
	of which: amount allowed in group CET1 capital subject to phase-out arrangements on common share capital issued by subsidiaries and held by third parties		33,263	/	23,889	/
6	Common equity Tier 1 capital: instruments and reserves	(A)	7,637,189	/	8,462,197	/
Common equity Tier 1 capital: regulatory adjustments		(2)
8+9	Total intangible assets (net of related tax liability, excluding those relating to mortgage servicing rights)		383,779	255,853	635,819	158,954
8	of which: goodwill (net of related tax liability, including those equivalent)		30,506	20,337	73,542	18,385
9	of which: other intangibles other than goodwill and mortgage servicing rights (net of related tax liability)		353,273	235,515	562,276	140,569
10	Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)		35,461	23,641	35,022	8,755
11	Deferred gains or losses on derivatives under hedge accounting		100,246	66,831	(6,171)	(1,542)
12	Shortfall of eligible provisions to expected losses		40,278	26,855	31,942	7,990
13	Securitization gain on sale		46	30	45	11
14	Gains and losses due to changes in own credit risk on fair valued liabilities		1,047	698	1,856	464
15	Net defined benefit asset		280,679	187,119	458,030	114,507
16	Investments in own shares (excluding those reported in the net assets section)		1,594	1,062	4,373	1,093

17	Reciprocal cross-holdings in common equity		—	—	—	—
18	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above the 10% threshold)		24,658	16,438	20,679	5,169
19+20+21	Amount exceeding the 10% threshold on specified items		—	—	—	—
19	of which: significant investments in the common stock of financials		—	—	—	—
20	of which: mortgage servicing rights		—	—	—	—
21	of which: deferred tax assets arising from temporary differences (net of related tax liability)		—	—	—	—
22	Amount exceeding the 15% threshold on specified items		—	—	—	—
23	of which: significant investments in the common stock of financials		—	—	—	—
24	of which: mortgage servicing rights		—	—	—	—
25	of which: deferred tax assets arising from temporary differences (net of related tax liability)		—	—	—	—
27	Regulatory adjustments applied to common equity Tier 1 due to insufficient additional Tier 1 and Tier 2 to cover deductions		—	/	—	/
28	Common equity Tier 1 capital: regulatory adjustments	(B)	867,792	/	1,181,599	/
Common equity Tier 1 capital (CET1)
29	Common equity Tier 1 capital (CET1) ((A)-(B))	(C)	6,769,396	/	7,280,598	/
Additional Tier 1 capital: instruments		(3)
30 31a	Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as equity under applicable accounting standards and the breakdown		—	/	—	/
30 31b	Subscription rights to additional Tier 1 instruments		—	/	—	/
30 32	Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards		760,000	/	1,220,000	/
30	Qualifying additional Tier 1 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities		—	/	—	/
34-35	Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group AT1)		30,890	/	30,283	/
33+35	Eligible Tier 1 capital instruments subject to phase-out arrangements included in additional Tier 1 capital: instruments		577,500	/	577,500	/
33	of which: directly issued capital instruments subject to phase out from additional Tier 1		577,500	/	577,500	/
35	of which: instruments issued by subsidiaries subject to phase out		—	/	—	/
	Total of items included in additional Tier 1 capital: instruments subject to phase-out arrangements		(34,360)	/	(15,115)	/
	of which: foreign currency translation adjustments		(34,360)	/	(15,115)	/
36	Additional Tier 1 capital: instruments	(D)	1,334,030	/	1,812,667	/
Additional Tier 1 capital: regulatory adjustments
37	Investments in own additional Tier 1 instruments		—	—	—	—
38	Reciprocal cross-holdings in additional Tier 1 instruments		—	—	—	—

39	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)		66	44	97	24
40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)		88,200	58,800	58,800	14,700
	Total of items included in additional Tier 1 capital: regulatory adjustments subject to phase-out arrangements		32,630	/	29,557	/
	of which: goodwill equivalent		9,078	/	14,508	/
	of which: intangible fixed assets recognized as a result of a merger		10,095	/	11,044	/
	of which: capital increase due to securitization transactions		30	/	11	/
	of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach		13,426	/	3,992	/
42	Regulatory adjustments applied to additional Tier 1 due to insufficient Tier 2 to cover deductions		—	/	—	/
43	Additional Tier 1 capital: regulatory adjustments	(E)	120,897	/	88,455	/
Additional Tier 1 capital (AT1)
44	Additional Tier 1 capital ((D)-(E))	(F)	1,213,132	/	1,724,212	/
Tier 1 capital (T1 = CET1 + AT1)
45	Tier 1 capital (T1 = CET1 + AT1) ((C)+(F))	(G)	7,982,529	/	9,004,810	/
Tier 2 capital: instruments and provisions		(4)
46	Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as equity under applicable accounting standards and the breakdown		—	/	—	/
46	Subscription rights to Tier 2 instruments		—	/	—	/
46	Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards		495,840	/	828,555	/
46	Tier 2 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities		151,680	/	169,110	/
48-49	Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)		10,481	/	10,117	/
47+49	Eligible Tier 2 capital instruments subject to phase-out arrangements included in Tier 2: instruments and provisions		884,083	/	768,789	/
47	of which: directly issued capital instruments subject to phase out from Tier 2		151,680	/	162,256	/
49	of which: instruments issued by subsidiaries subject to phase out		732,403	/	606,532	/
50	Total of general allowance for loan losses and eligible provisions included in Tier 2		5,726	/	4,639	/
50a	of which: general allowance for loan losses		5,726	/	4,639	/
50b	of which: eligible provisions		—	/	—	/
	Total of items included in Tier 2 capital: instruments and provisions subject to phase-out arrangements		333,124	/	193,665	/
	of which: 45% of unrealized gains on other securities		294,596	/	174,670	/
	of which: 45% of revaluation reserve for land		38,527	/	18,994	/
51	Tier 2 capital: instruments and provisions	(H)	1,880,935	/	1,974,876	/

Tier 2 capital: regulatory adjustments
52	Investments in own Tier 2 instruments		209	139	1,658	414
53	Reciprocal cross-holdings in Tier 2 instruments		—	—	—	—
54	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)		11,541	7,694	8,678	2,169
55	Significant investments in the capital banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)		—	—	—	—
	Total of items included in Tier 2 capital: regulatory adjustments subject to phase-out arrangements		83,844	/	22,675	/
	of which: investments in the capital banking, financial and insurance entities		70,418	/	18,682	/
	of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach		13,426	/	3,992	/
57	Tier 2 capital: regulatory adjustments	(I)	95,596	/	33,011	/
Tier 2 capital (T2)
58	Tier 2 capital (T2) ((H)-(I))	(J)	1,785,339	/	1,941,864	/
Total capital (TC = T1 + T2)
59	Total capital (TC = T1 + T2) ((G)+(J))	(K)	9,767,868	/	10,946,675	/
Risk weighted assets		(5)
	Total of items included in risk weighted assets subject to phase-out arrangements		473,144	/	262,706	/
	of which: intangible assets (net of related tax liability, excluding those relating to mortgage servicing rights)		225,420	/	129,524	/
	of which: deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)		23,641	/	8,755	/
	of which: net defined benefit asset		187,119	/	114,507	/
	of which: investments in the capital banking, financial and insurance entities		36,963	/	9,918	/
60	Risk weighted assets	(L)	61,648,482	/	61,695,509	/
Capital ratio (consolidated)
61	Common equity Tier 1 capital ratio (consolidated) ((C)/(L))		10.98%	/	11.80%	/
62	Tier 1 capital ratio (consolidated) ((G)/(L))		12.94%	/	14.59%	/
63	Total capital ratio (consolidated) ((K)/(L))		15.84%	/	17.74%	/
Regulatory adjustments		(6)
72	Non-significant investments in the capital of other financials that are below the thresholds for deduction (before risk weighting)		676,959	/	731,117	/
73	Significant investments in the common stock of financials that are below the thresholds for deduction (before risk weighting)		117,422	/	127,552	/
74	Mortgage servicing rights that are below the thresholds for deduction (before risk weighting)		—	/	—	/
75	Deferred tax assets arising from temporary differences that are below the thresholds for deduction (before risk weighting)		122,634	/	176,254	/
Provisions included in Tier 2 capital: instruments and provisions		(7)

76	Provisions (general allowance for loan losses)		5,726	/	4,639	/
77	Cap on inclusion of provisions (general allowance for loan losses)		46,690	/	46,794	/
78	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap) (if the amount is negative, report as “nil”)		—	/	—	/
79	Cap for inclusion of provisions in Tier 2 under internal ratings-based approach		296,588	/	299,418	/
Capital instruments subject to phase-out arrangements		(8)
82	Current cap on AT1 instruments subject to phase-out arrangements		1,249,883	/	1,041,569	/
83	Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities) (if the amount is negative, report as “nil”)		—	/	—	/
84	Current cap on T2 instruments subject to phase-out arrangements		1,012,236	/	843,530	/
85	Amount excluded from T2 due to cap (excess over cap after redemptions and maturities) (if the amount is negative, report as “nil”)		—	/	—	/

Notes:

1.	The above figures are calculated based on International standard applied on a consolidated basis under the FSA Notice No. 20.

2.	In calculating the consolidated capital adequacy ratio, we underwent an examination following the procedures agreed with Ernst & Young ShinNihon LLC, on the basis of “Treatment in implementing examination by agreed-upon procedures for calculating capital adequacy ratio” (Industry Committee Practical Guideline No. 30 of the Japanese Institute of Certified Public Accountants). Note that this is not a part of the accounting audit performed on our consolidated financial statements. This consists of an examination under agreed-upon procedures performed by Ernst & Young ShinNihon LLC on a portion of the internal control structure concerning the calculation of the capital adequacy ratio and a report of the results to us. As such, they do not represent an opinion regarding the capital adequacy ratio itself nor the internal controls related to the calculation of the capital adequacy ratio.

(B) Explanation of (A) Composition of capital disclosure

Reconciliation between “Consolidated balance sheet” and items of consolidated balance sheet and “Composition of capital disclosure”

	(Millions of yen)
Items	Consolidated balance sheet as in published financial statements		Cross- reference to Appended	Reference # of Basel III template under the Composition of capital
	As of September 30, 2016	As of September 30, 2017	template	disclosure
(Assets)
Cash and due from banks	42,715,384	50,982,819
Call loans and bills purchased	899,865	894,076
Receivables under resale agreements	9,258,984	9,408,646
Guarantee deposits paid under securities borrowing transactions	3,195,977	3,585,209
Other debt purchased	2,527,270	2,666,336
Trading assets	12,511,953	12,465,215	6-a
Money held in trust	227,975	269,577
Securities	32,705,104	32,072,076	2-b, 6-b
Loans and bills discounted	73,030,669	79,811,834	6-c
Foreign exchange assets	1,452,483	1,951,926
Derivatives other than for trading assets	2,957,197	1,844,878	6-d
Other assets	4,272,085	5,299,252	6-e
Tangible fixed assets	1,071,524	1,113,753
Intangible fixed assets	869,070	1,083,617	2-a
Net defined benefit asset	673,562	824,534	3
Deferred tax assets	77,011	56,567	4-a
Customers’ liabilities for acceptances and guarantees	4,675,296	5,543,662
Reserves for possible losses on loans	(441,438)	(364,743)

Total assets	192,679,978	209,509,243

(Liabilities)
Deposits	110,171,994	124,646,612
Negotiable certificates of deposit	9,568,325	11,992,948
Call money and bills sold	1,791,651	1,602,970
Payables under repurchase agreements	17,739,258	19,521,855
Guarantee deposits received under securities lending transactions	1,314,573	2,640,306
Commercial paper	827,552	339,787
Trading liabilities	9,878,751	7,815,999	6-f
Borrowed money	7,243,394	5,353,682	8-a
Foreign exchange liabilities	582,971	426,712
Short-term bonds	408,033	122,566
Bonds and notes	7,131,121	8,060,465	8-b
Due to trust accounts	4,053,768	4,692,390
Derivatives other than for trading liabilities	2,001,471	1,656,576	6-g
Other liabilities	5,755,737	4,902,561
Reserve for bonus payments	47,174	46,173
Reserve for variable compensation	1,488	1,614
Net defined benefit liability	52,668	56,163
Reserve for director and corporate auditor retirement benefits	1,376	1,284
Reserve for possible losses on sales of loans	3	124
Reserve for contingencies	4,889	5,473
Reserve for reimbursement of deposits	15,828	19,378
Reserve for reimbursement of debentures	35,273	28,132
Reserves under special laws	2,219	2,285
Deferred tax liabilities	337,644	369,526	4-b
Deferred tax liabilities for revaluation reserve for land	67,247	66,237	4-c
Acceptances and guarantees	4,675,296	5,543,662

Total liabilities	183,709,717	199,915,493

(Net assets)
Common stock and preferred stock	2,256,275	2,256,548	1-a
Capital surplus	1,111,299	1,134,768	1-b
Retained earnings	3,464,082	3,837,710	1-c
Treasury stock	(5,098)	(6,475)	1-d

Total shareholders’ equity	6,826,558	7,222,552

Net unrealized gains (losses) on other securities	1,134,348	1,409,766
Deferred gains or losses on hedges	167,078	(7,714)	5
Revaluation reserve for land	146,794	144,817
Foreign currency translation adjustments	(85,900)	(75,579)
Remeasurements of defined benefit plans	65,055	148,906

Total accumulated other comprehensive income	1,427,376	1,620,196		3

Stock acquisition rights	1,754	1,173		1b
Non-controlling interests	714,572	749,827	7

Total net assets	8,970,260	9,593,750

Total liabilities and net assets	192,679,978	209,509,243

Note:

    The regulatory scope of consolidation is the same as the accounting scope of consolidation.

Appended template

1. Shareholders’ equity

(1) Consolidated balance sheet

		(Millions of yen)
Ref.	Consolidated balance sheet items	As of September 30, 2016	As of September 30, 2017	Remarks
1-a	Common stock and preferred stock	2,256,275	2,256,548
1-b	Capital surplus	1,111,299	1,134,768
1-c	Retained earnings	3,464,082	3,837,710
1-d	Treasury stock	(5,098)	(6,475)
	Total shareholders’ equity	6,826,558	7,222,552

(2) Composition of capital

Basel III template		(Millions of yen)
	Composition of capital disclosure	As of September 30, 2016	As of September 30, 2017	Remarks
	Directly issued qualifying common share capital plus related stock surplus and retained earnings	6,825,966	7,221,989	Shareholders’ equity attributable to common shares (before adjusting national specific regulatory adjustments (earnings to be distributed))
1a	of which: capital and stock surplus	3,367,574	3,391,317
2	of which: retained earnings	3,463,490	3,837,147
1c	of which: treasury stock (-)	5,098	6,475
	of which: other than above	—	—
31a	Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as equity under applicable accounting standards and the breakdown	—	—

2. Intangible fixed assets

(1) Consolidated balance sheet

		(Millions of yen)
Ref.	Consolidated balance sheet items	As of September 30, 2016	As of September 30, 2017	Remarks
2-a	Intangible fixed assets	869,070	1,083,617
2-b	Securities	32,705,104	32,072,076
	of which: share of goodwill of companies accounted for using the equity method	28,147	19,383	Share of goodwill of companies accounted for using the equity method
	Income taxes related to above	(257,585)	(308,227)

(2) Composition of capital

Basel III template		(Millions of yen)
	Composition of capital disclosure	As of September 30, 2016	As of September 30, 2017	Remarks
8	Goodwill (net of related tax liability, including those equivalent)	50,844	91,928
9	Other intangibles other than goodwill and mortgage servicing rights (net of related tax liability)	588,788	702,845	Software and other
	Mortgage servicing rights (net of related tax liability)	—	—
20	Amount exceeding the 10% threshold on specified items	—	—
24	Amount exceeding the 15% threshold on specified items	—	—
74	Mortgage servicing rights that are below the thresholds for deduction (before risk weighting)	—	—
3. Net defined benefit asset
(1) Consolidated balance sheet
		(Millions of yen)
Ref.	Consolidated balance sheet items	As of September 30, 2016	As of September 30, 2017	Remarks
3	Net defined benefit asset	673,562	824,534
	Income taxes related to above	(205,762)	(251,996)
(2) Composition of capital
Basel III template		(Millions of yen)
	Composition of capital disclosure	As of September 30, 2016	As of September 30, 2017	Remarks
15	Net defined benefit asset	467,799	572,538
4. Deferred tax assets
(1) Consolidated balance sheet
		(Millions of yen)
Ref.	Consolidated balance sheet items	As of September 30, 2016	As of September 30, 2017	Remarks
4-a	Deferred tax assets	77,011	56,567
4-b	Deferred tax liabilities	337,644	369,526
4-c	Deferred tax liabilities for revaluation reserve for land	67,247	66,237
	Tax effects on intangible fixed assets	257,585	308,227
	Tax effects on net defined benefit asset	205,762	251,996

(2) Composition of capital
Basel III		(Millions of yen)
template	Composition of capital disclosure	As of September 30, 2016	As of September 30, 2017	Remarks
10	Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)	59,102	43,777	This item does not agree with the amount reported on the consolidated balance sheet due to offsetting of assets and liabilities.
	Deferred tax assets that rely on future profitability arising from temporary differences (net of related tax liability)	122,634	176,254	This item does not agree with the amount reported on the consolidated balance sheet due to offsetting of assets and liabilities.
21	Amount exceeding the 10% threshold on specified items	—	—
25	Amount exceeding the 15% threshold on specified items	—	—
75	Deferred tax assets arising from temporary differences that are below the thresholds for deduction (before risk weighting)	122,634	176,254
5. Deferred gains or losses on derivatives under hedge accounting
(1) Consolidated balance sheet
Ref.	Consolidated balance sheet items	(Millions of yen)
		As of September 30, 2016	As of September 30, 2017	Remarks
5	Deferred gains or losses on hedges	167,078	(7,714)
(2) Composition of capital
Basel III template	Composition of capital disclosure	(Millions of yen)
		As of September 30, 2016	As of September 30, 2017	Remarks
11	Deferred gains or losses on derivatives under hedge accounting	167,078	(7,714)

6. Items associated with investments in the capital of financial institutions
(1) Consolidated balance sheet
		(Millions of yen)
Ref.	Consolidated balance sheet items	As of September 30, 2016	As of September 30, 2017	Remarks
6-a	Trading assets	12,511,953	12,465,215	Including trading account securities and derivatives for trading assets
6-b	Securities	32,705,104	32,072,076
6-c	Loans and bills discounted	73,030,669	79,811,834	Including subordinated loans
6-d	Derivatives other than for trading assets	2,957,197	1,844,878
6-e	Other assets	4,272,085	5,299,252	Including money invested
6-f	Trading liabilities	9,878,751	7,815,999	Including trading account securities sold
6-g	Derivatives other than for trading liabilities	2,001,471	1,656,576

(2) Composition of capital
Basel III		(Millions of yen)
template	Composition of capital disclosure	As of September 30, 2016	As of September 30, 2017	Remarks
	Investments in own capital instruments	3,006	7,540
16	Common equity Tier 1 capital	2,657	5,467
37	Additional Tier 1 capital	—	—
52	Tier 2 capital	348	2,073
	Reciprocal cross-holdings in the capital of banking, financial and insurance entities	—	—
17	Common equity Tier 1 capital	—	—
38	Additional Tier 1 capital	—	—
53	Tier 2 capital	—	—
	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)	737,403	767,936
18	Common equity Tier 1 capital	41,097	25,849
39	Additional Tier 1 capital	110	122
54	Tier 2 capital	19,236	10,848
72	Non-significant investments in the capital of other financials that are below the thresholds for deduction (before risk weighting)	676,959	731,117
	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	264,422	201,052
19	Amount exceeding the 10% threshold on specified items	—	—
23	Amount exceeding the 15% threshold on specified items	—	—
40	Additional Tier 1 capital	147,000	73,500
55	Tier 2 capital	—	—
73	Significant investments in the common stock of financials that are below the thresholds for deduction (before risk weighting)	117,422	127,552
7. Non-Controlling Interests
(1) Consolidated balance sheet
		(Millions of yen)
Ref.	Consolidated balance sheet items	As of September 30, 2016	As of September 30, 2017	Remarks
7	Non-Controlling Interests	714,572	749,827

(2) Composition of capital
Basel III template		(Millions of yen)
	Composition of capital disclosure	As of September 30, 2016	As of September 30, 2017	Remarks
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	14,954	14,173	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)
30- 31ab-32	Qualifying additional Tier 1 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities	—	—	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)
34-35	Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group AT1)	30,890	30,283	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)
46	Tier 2 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities	151,680	169,110	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)
48-49	Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	10,481	10,117	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)
8. Other capital instruments
(1) Consolidated balance sheet
		(Millions of yen)
Ref.	Consolidated balance sheet items	As of September 30, 2016	As of September 30, 2017	Remarks
8-a	Borrowed money	7,243,394	5,353,682
8-b	Bonds and notes	7,131,121	8,060,465
	Total	14,374,515	13,414,148
(2) Composition of capital
Basel III template		(Millions of yen)
	Composition of capital disclosure	As of September 30, 2016	As of September 30, 2017	Remarks
32	Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards	760,000	1,220,000
46	Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards	495,840	828,555

Note:

Amounts in the “Composition of capital disclosure” are based on those before considering amounts under transitional arrangements and include “Amounts excluded under transitional arrangements” disclosed in “(A) Composition of capital disclosure” as well as amounts included as regulatory capital. In addition, items for regulatory purposes under transitional arrangements are excluded from this table.

∎ Risk-based capital

(3) Required capital by portfolio classification

	(Billions of yen)
	As of September 30, 2016		As of September 30, 2017
	EAD	Required capital	EAD	Required capital
Credit risk	197,334.0	5,130.6	209,935.3	4,969.2

Internal ratings-based approach	184,252.0	4,571.8	188,644.2	4,490.8
Corporate (except specialized lending)	68,405.7	2,436.8	71,846.4	2,341.2
Corporate (specialized lending)	3,573.4	233.1	3,667.5	207.4
Sovereign	78,539.5	85.1	78,714.9	85.7
Bank	6,345.7	129.7	5,597.9	114.1
Retail	12,530.7	508.5	11,935.7	476.3
Residential mortgage	9,562.8	325.5	9,218.6	311.0
Qualifying revolving loan	588.6	45.1	654.7	51.2
Other retail	2,379.3	137.8	2,062.3	113.9
Equities	4,359.0	590.8	5,337.7	717.8
PD/LGD approach	3,715.4	423.9	4,221.3	429.4
Market-based approach (simple risk weight method)	643.6	166.9	1,116.3	288.4
Market-based approach (internal models approach)	—	—	—	—
Regarded-method exposure	1,871.5	338.8	1,839.1	287.7
Purchase receivables	3,003.3	94.1	3,283.7	96.8
Securitizations	3,439.9	21.5	4,247.9	29.5
Others	2,182.9	132.9	2,173.0	133.7

Standardized approach	13,081.9	286.0	21,291.0	283.5
Sovereign	8,030.9	10.4	16,494.8	9.6
Bank	2,047.8	37.4	1,711.4	34.2
Corporate	2,280.3	173.4	2,487.5	185.9
Residential mortgage	—	—	—	—
Securitizations	19.5	3.6	13.7	2.2
Others	703.2	61.0	583.5	51.4

CVA risk	n.a.	255.0	n.a.	177.2

Central counterparty-related	n.a.	17.7	n.a.	17.5

Market risk	n.a.	153.3	n.a.	179.1

Standardized approach	n.a.	83.2	n.a.	103.5
Interest rate risk	n.a.	45.6	n.a.	45.0
Equities risk	n.a.	27.4	n.a.	36.8
Foreign exchange risk	n.a.	4.4	n.a.	7.2
Commodities risk	n.a.	5.5	n.a.	14.3
Option transactions	n.a.	—	n.a.	—

Internal models approach	n.a.	70.1	n.a.	75.6

Operational risk	n.a.	252.3	n.a.	269.8

Advanced measurement approach	n.a.	211.2	n.a.	222.3
Basic indicator approach	n.a.	41.0	n.a.	47.5

Total required capital (consolidated)	n.a.	4,931.8	n.a.	4,935.6

Notes:

1.	EAD: Exposure at default.

2.	PD: Probability of default.

3.	LGD: Loss given default.

4.	Required capital: For credit risk, the sum of (i) 8% of credit risk-weighted assets, (ii) expected losses and (iii) deductions from capital. For market risk, the market risk equivalent amount. For operational risk, the operational risk equivalent amount.

5.	Total required capital (consolidated): 8% of the denominator of the capital adequacy ratio.

6.	The major exposures included in each portfolio classification of internal ratings-based approach are as follows:

Corporate (except specialized lending)	Credits to corporations and sole proprietors (excluding credits to retail customers)

Corporate (specialized lending)	Credits which limit interest and principal repayment sources to cash flow derived from specific real estate, chattel, businesses, etc, including real estate non-recourse loan, ship finance and project finance, etc.

Sovereign	Credits to central governments, central banks and local governmental entities

Bank	Credits to banks and securities companies, etc.

Retail	Housing loans (residential mortgage), credit card loans (qualifying revolving retail loan) and other individual consumer loans and loans to business enterprises with total credit amount of less than ¥100 million, etc. (other retail).

Equities

Capital stock, preferred securities, perpetual subordinated debt, etc. (excluding trading assets)

Either the PD/LGD approach or the market-based approach is applied to equities following the termination of the transitional measurement.

Regarded-method exposure	Investment trusts and funds, etc.

Purchase receivables	Receivables purchased from third parties excluding securities (excluding securitizations)

Securitizations	Transactions in the form of “non-recourse” and having a “senior/subordinated structure,” etc. (excluding specialized lending).

7.	EAD calculated using the standardized approach for credit risk represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs.

∎ Credit risk

(4) Credit risk exposure, etc.

We exclude regarded-method exposure and securitization exposure from the amount of credit risk exposure.

The outstanding balance is based on exposure at default.

No significant difference exists between period-end credit risk position and the average credit risk position during the twelve months ended September 30, 2016 and 2017.

● Status of credit risk exposure

(A) Breakdown by geographical area

	(Billions of yen)
	As of September 30, 2016
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	68,313.7	19,716.7	1,594.5	34,363.5	123,988.6

Overseas	34,707.5	9,962.2	2,741.8	7,540.4	54,952.0
Asia	8,303.1	1,969.2	399.8	1,445.3	12,117.6
Central and South America	2,879.4	53.8	138.4	442.0	3,513.7
North America	14,036.2	6,115.7	756.6	5,159.4	26,068.1
Eastern Europe	254.8	—	0.3	6.0	261.1
Western Europe	5,988.7	1,374.7	1,246.0	319.4	8,928.9
Other areas	3,244.9	448.6	200.4	168.1	4,062.2

Total	103,021.2	29,678.9	4,336.4	41,903.9	178,940.6

Exempt portion	n.a.	n.a.	n.a.	n.a.	13,062.3

	(Billions of yen)
	As of September 30, 2017
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	65,345.0	18,158.0	871.9	39,615.7	123,990.8

Overseas	36,878.9	10,739.0	1,641.1	9,307.2	58,566.3
Asia	9,490.6	1,994.1	459.9	2,087.8	14,032.5
Central and South America	2,904.4	52.7	87.2	498.8	3,543.3
North America	13,951.5	6,727.2	296.3	5,338.8	26,313.9
Eastern Europe	265.1	—	0.0	12.8	278.0
Western Europe	6,316.0	1,052.7	642.3	1,139.0	9,150.3
Other areas	3,951.1	911.9	155.1	229.7	5,248.0

Total	102,224.0	28,897.0	2,513.1	48,923.0	182,557.2

Exempt portion	n.a.	n.a.	n.a.	n.a.	21,277.3

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(B) Breakdown by industry

	(Billions of yen)
	As of September 30, 2016
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	18,941.2	2,189.3	568.9	611.5	22,311.0
Construction	1,335.8	195.4	13.6	42.2	1,587.1
Real estate	8,443.5	561.7	105.3	21.8	9.132.4
Service industries	4,805.7	367.1	97.4	58.9	5,329.2
Wholesale and retail	8,147.0	699.4	190.9	867.5	9,905.0
Finance and insurance	11,058.2	3,035.4	2,046.9	1,708.9	17,849.6
Individuals	11,300.9	—	0.7	9.6	11,311.3
Other industries	25,087.3	8,794.4	1,283.4	8,274.4	43,439.7
Japanese Government; Bank of Japan	13,901.2	13,835.9	28.9	30,308.6	58,074.8

Total	103,021.2	29,678.9	4,336.4	41,903.9	178,940.6

Exempt portion	n.a.	n.a.	n.a.	n.a.	13,062.3

	(Billions of yen)
	As of September 30, 2017
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	20,132.4	2,357.3	376.3	797.0	23,663.1
Construction	1,303.1	235.7	5.6	56.4	1,601.0
Real estate	8,767.7	607.8	86.8	28.3	9,490.7
Service industries	5,120.9	416.0	75.9	66.8	5,679.8
Wholesale and retail	8,342.4	715.6	91.3	1,045.8	10,195.2
Finance and insurance	12,384.9	2,858.2	958.6	1,993.9	18,195.7
Individuals	10,838.8	—	1.1	10.8	10,850.8
Other industries	25,002.2	9,587.2	911.4	9,561.4	45,062.4
Japanese Government; Bank of Japan	10,331.2	12,118.9	5.6	35,362.2	57,818.1

Total	102,224.0	28,897.0	2,513.1	48,923.0	182,557.2

Exempt portion	n.a.	n.a.	n.a.	n.a.	21,277.3

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(C) Breakdown by residual contractual maturity

	(Billions of yen)
	As of September 30, 2016
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Less than one year	26,916.3	4,998.9	795.3	4,742.9	37,453.6
From one year to less than three years	18,402.2	9,757.2	1,578.6	558.4	30,296.4
From three years to less than five years	18,442.1	2,961.1	678.5	20.9	22,102.7
Five years or more	27,232.4	7,631.2	1,262.5	15.1	36,141.4
Other than above	12,028.0	4,330.3	21.3	36,566.4	52,946.2

Total	103.021.2	29,678.9	4,336.4	41,903.9	178,940.6

Exempt portion	n.a.	n.a.	n.a.	n.a.	13,062.3

	(Billions of yen)
	As of September 30, 2017
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Less than one year	28,314.0	7,894.8	330.2	6,066.0	42,605.2
From one year to less than three years	18,857.1	5,377.3	1,047.1	678.3	25,960.0
From three years to less than five years	18,634.9	2,931.4	454.2	13.6	22,034.4
Five years or more	26,858.1	7,493.5	681.4	18.5	35.051.7
Other than above	9,559.6	5,199.7	—	42,146.3	56,905.7

Total	102,224.0	28,897.0	2,513.1	48,923.0	182,557.2

Exempt portion	n.a.	n.a.	n.a.	n.a.	21,277.3

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

● Status of exposure past due three months or more or in default

(D) Breakdown by geographical area

	(Billions of yen)
	As of September 30, 2016
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	1,004.0	76.2	3.4	13.0	1,096.8

Overseas	200.7	2.8	7.7	2.5	213.8
Asia	49.9	0.0	0.5	0.4	50.9
Central and South America	54.8	0.0	3.0	0.0	57.8
North America	20.2	2.8	—	1.3	24.4
Eastern Europe	1.4	—	0.0	—	1.5
Western Europe	53.0	0.0	4.2	0.5	57.7
Other areas	21.2	—	—	0.1	21.3

Total	1,204.7	79.1	11.2	15.5	1,310.7

Exempt portion	n.a.	n.a.	n.a.	n.a.	3.6

	(Billions of yen)
	As of September 30, 2017
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	582.5	6.6	1.4	9.5	600.1

Overseas	200.6	2.8	7.3	3.2	214.1
Asia	41.7	0.0	1.5	1.1	44.4
Central and South America	90.6	0.0	2.9	0.0	93.6
North America	23.1	2.8	0.0	1.4	27.5
Eastern Europe	0.5	—	0.0	—	0.5
Western Europe	33.1	0.0	2.7	0.5	36.4
Other areas	11.4	—	0.0	0.1	11.5

Total	783.2	9.5	8.7	12.7	814.2

Exempt portion	n.a.	n.a.	n.a.	n.a.	3.6

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(E) Breakdown by industry

	(Billions of yen)
	As of September 30, 2016
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	529.9	72.9	1.8	4.1	608.9
Construction	15.1	0.0	—	0.4	15.6
Real estate	67.5	0.5	0.1	0.2	68.4
Service industries	83.5	0.4	0.7	1.6	86.4
Wholesale and retail	187.9	2.1	0.7	5.1	195.9
Finance and insurance	10.1	2.5	1.0	1.8	15.5
Individuals	103.1	—	—	1.1	104.2
Other industries	207.4	0.3	6.7	0.8	215.4

Total	1,204.7	79.1	11.2	15.5	1,310.7

Exempt portion	n.a.	n.a.	n.a.	n.a.	3.6

	(Billions of yen)
	As of September 30, 2017
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	174.9	3.4	1.4	4.4	184.2
Construction	9.1	0.0	—	0.0	9.1
Real estate	56.0	0.3	0.3	0.1	56.7
Service industries	73.3	0.5	0.4	0.7	75.0
Wholesale and retail	171.0	2.1	0.2	3.3	176.7
Finance and insurance	11.4	2.7	0.0	1.7	15.9
Individuals	87.6	—	—	0.9	88.5
Other industries	199.7	0.4	6.3	1.2	207.7

Total	783.2	9.5	8.7	12.7	814.2

Exempt portion	n.a.	n.a.	n.a.	n.a.	3.6

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

● Status of reserves for possible losses on loans

The amounts associated with regarded-method exposure and securitization exposure are excluded.

(F) Period-end balances of reserves for possible losses on loans and changes during the six-month period

  (after partial direct write-offs)

	(Billions of yen)
	As of, or for the six months ended, September 30, 2016	As of, or for the six months ended, September 30, 2017
General reserve for possible losses on loans
Beginning balance	304.8	344.7
Increase during the six-month period	287.8	218.3
Decrease during the six-month period	304.8	344.7
Ending balance	287.8	218.3

Specific reserve for possible losses on loans
Beginning balance	154.6	164.4
Increase during the six-month period	153.5	146.4
Decrease during the six-month period	154.6	164.4
Ending balance	153.5	146.4

Reserve for possible losses on loans to restructuring countries
Beginning balance	0.0	0.0
Increase during the six-month period	0.0	0.0
Decrease during the six-month period	0.0	0.0
Ending balance	0.0	0.0

Total
Beginning balance	459.5	509.1
Increase during the six-month period	441.4	364.7
Decrease during the six-month period	459.5	509.1
Ending balance	441.4	364.7

Note:

General reserve for possible losses on loans in the above table represents the amount recorded in our consolidated balance sheet, and the amounts associated with regarded-method exposure and securitization exposure are not excluded.

(G) Specific reserve for possible losses on loans by geographical area and industry

	(Billions of yen)
	As of March 31, 2016	As of September 30, 2016	Change
Domestic	96.2	97.3	1.1
Manufacturing	27.2	31.4	4.1
Construction	3.1	2.0	(1.0)
Real estate	2.3	1.9	(0.3)
Service industries	11.5	11.2	(0.2)
Wholesale and retail	28.8	29.9	1.0
Finance and insurance	0.6	0.6	(0.0)
Individuals	17.3	16.2	(1.1)
Other industries	5.0	3.8	(1.2)

Overseas	49.1	46.9	(2.1)

Exempt portion	9.3	9.2	(0.0)

Total	154.6	153.5	(1.1)

	(Billions of yen)
	As of March 31, 2017	As of September 30, 2017	Change
Domestic	105.0	92.1	(12.8)
Manufacturing	36.4	32.9	(3.5)
Construction	0.8	0.7	(0.1)
Real estate	1.9	1.9	(0.0)
Service industries	12.6	7.1	(5.5)
Wholesale and retail	33.4	32.3	(1.1)
Finance and insurance	0.5	1.1	0.5
Individuals	14.1	11.1	(2.9)
Other industries	4.8	4.9	0.0

Overseas	49.2	44.0	(5.1)

Exempt portion	10.1	10.2	0.0

Total	164.4	146.4	(18.0)

Note:

Exempt portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

(H) Write-offs of loans by industry

	(Billions of yen)
	For the six months ended September 30, 2016	For the six months ended September 30, 2017
Manufacturing	0.4	0.1
Construction	0.2	0.0
Real estate	0.4	0.1
Service industries	1.7	1.1
Wholesale and retail	1.4	4.2
Finance and insurance	—	0.0
Individuals	2.2	1.8
Other industries	3.7	1.9

Exempt portion	0.0	0.1

Total	10.4	9.7

Notes:

1.	The above table represents the breakdown of losses on write-offs of loans recorded in our consolidated statement of income after excluding the amounts associated with regarded-method exposure and securitization exposure.

2.	Exempt portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

3.	“Other industries” include overseas and non-Japanese resident portions.

● Status of exposure to which the standardized approach is applied

(I) Exposure by risk weight category after applying credit risk mitigation

	(Billions of yen)
	As of September 30, 2016

Risk weight	On-balance sheet	Off-balance sheet	Total	With external rating
0%	6,564.1	1,132.7	7,696.8	68.5
10%	174.3	—	174.3	—
20%	1,194.4	790.3	1,984.7	48.6
35%	—	—	—	—
50%	27.0	42.1	69.1	29.1
100%	1,958.2	1,129.8	3,088.0	101.2
150%	0.0	—	0.0	—
250%	49.0	—	49.0	—
350%	—	—	—	—
625%	—	0.0	0.0	—
937.5%	—	0.0	0.0	—
1,250%	—	0.0	0.0	—

Total	9,967.3	3,095.0	13,062.3	247.6

	(Billions of yen)
	As of September 30, 2017

Risk weight	On-balance sheet	Off-balance sheet	Total	With external rating
0%	14,418.3	1,423.6	15,841.9	79.8
10%	497.0	—	497.0	—
20%	970.9	631.1	1,602.1	45.2
35%	—	—	—	—
50%	92.4	33.5	126.0	53.5
100%	1,766.7	1,394.5	3,161.2	61.3
150%	0.0	—	0.0	—
250%	48.8	—	48.8	—
350%	—	—	—	—
625%	—	0.0	0.0	—
937.5%	—	0.0	0.0	—
1,250%	—	0.0	0.0	—

Total	17,794.4	3,482.9	21,277.3	239.9

Notes:

1.	The amounts in the above table are before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs.

2.	Off-balance-sheet exposure shows credit equivalent amount.

(J) Amount of exposure to which a risk weight of 1,250% is applied

	(Billions of yen)
	As of September 30, 2016	As of September 30, 2017
Amount of exposure to which a risk weight of 1,250% is applied	0.2	0.3

● Status of exposure to which the internal ratings-based approach is applied

(K) Specialized lending exposure under supervisory slotting criteria by risk weight category

	(Billions of yen)
Risk weight	As of September 30, 2016	As of September 30, 2017
50%	0.4	—
70%	39.3	50.4
90%	—	—
95%	59.0	59.5
115%	4.7	11.8
120%	9.8	13.2
140%	4.2	14.4
250%	16.8	12.6
Default	15.6	11.5

Total	150.2	173.9

(L) Equity exposure under simple risk weight method of market-based approach by risk weight category

	(Billions of yen)
Risk weight	As of September 30, 2016	As of September 30, 2017
300%	575.3	1,057.4
400%	68.2	58.9

Total	643.6	1,116.3

Note:	Of the equity exposure under the simple risk weight method, a risk weight of 300% is applied for listed equities and 400% for unlisted equities.

(M) Portfolio by asset class and ratings segment (Corporate, etc.)

	(Billions of yen, except percentages)
	As of September 30, 2016
	PD (EAD weighted average) (%)	LGD (EAD weighted average) (%)	EL default (EAD weighted average) (%)	Risk weight (EAD weighted average) (%)	EAD (Billions of yen)			Amount of undrawn commitments	Weighted average of credit conversion factor (%)

						On-balance sheet	Off-balance sheet
Corporate	1.86	36.42	n.a.	37.99	74,556.7	54,207.8	20,348.9	20,409.1	74.99
Investment grade zone	0.10	38.15	n.a.	27.48	52,669.8	36,091.8	16,578.0	16.889.4	74.99
Non-investment grade zone	1.53	32.06	n.a.	64.64	20,875.6	17,250.2	3,625.4	3,362.5	75.00
Default	100.00	36.08	33.39	35.72	1,011.2	865.7	145.5	157.1	75.00

Sovereign	0.01	38.29	n.a.	1.35	78,802.5	65,732.1	13,070.4	669.1	75.00
Investment grade zone	0.00	38.29	n.a.	1.26	78,683.1	65,616.9	13,066.2	666.7	75.00
Non-investment grade zone	0.82	38.11	n.a.	62.93	119.3	115.1	4.2	2.4	75.00
Default	100.00	56.91	52.18	62.70	0.0	0.0	—	—	—

Bank	0.18	35.11	n.a.	24.50	6,358.3	3,497.2	2,861.0	636.4	75.00
Investment grade zone	0.09	34.91	n.a.	21.08	5,814.0	3,065.4	2,748.6	552.3	75.00
Non-investment grade zone	0.70	36.92	n.a.	61.17	541.6	430.2	111.3	84.0	75.00
Default	100.00	97.07	94.79	30.21	2.6	1.5	1.0	—	—

Equity exposure under PD/LGD approach	2.14	90.00	n.a.	142.62	3,715.4	3,700.0	15.3	—	—
Investment grade zone	0.07	90.00	n.a.	111.89	3,382.7	3,367.4	15.3	—	—
Non-investment grade zone	1.10	90.00	n.a.	242.04	258.1	258.1	—	—	—
Default	100.00	90.00	n.a.	1,192.50	74.5	74.5	—	—	—

Total	0.91	38.49	n.a.	22.18	163,433.0	127,137.2	36,295.7	21,714.8	74.99
Investment grade zone	0.05	39.34	n.a.	14.57	140,549.8	108,141.6	32,408.1	18,108.5	74.99
Non-investment grade zone	1.50	32.90	n.a.	66.64	21,794.8	18,053.8	3,741.0	3,449.0	75.00
Default	100.00	39.92	33.54	114.93	1,088.4	941.8	146.5	157.1	75.00

	(Billions of yen, except percentages)
	As of September 30, 2017
	PD (EAD weighted average) (%)	LGD (EAD weighted average) (%)	EL default (EAD weighted average) (%)	Risk weight (EAD weighted average) (%)	EAD (Billions of yen)			Amount of undrawn commitments	Weighted average of credit conversion factor (%)

						On-balance sheet	Off-balance sheet
Corporate	1.23	36.23	n.a.	36.00	78,267.6	56,901.7	21,365.8	21,817.0	74.99
Investment grade zone	0.09	37.88	n.a.	25.66	56,939.5	39,183.7	17,755.7	18,351.4	74.99
Non-investment grade zone	1.53	31.54	n.a.	64.39	20,734.1	17,148.4	3,585.7	3,458.7	75.00
Default	100.00	41.68	39.02	35.28	593.9	569.6	24.2	6.8	75.00

Sovereign	0.01	37.97	n.a.	1.39	79,046.8	68,569.3	10,477.5	727.9	75.00
Investment grade zone	0.00	37.97	n.a.	1.29	78,923.2	68,447.2	10,475.9	726.7	75.00
Non-investment grade zone	0.97	37.80	n.a.	63.21	123.6	122.0	1.5	1.2	75.00
Default	100.00	28.64	25.59	40.49	0.0	0.0	—	—	—

Bank	0.16	37.65	n.a.	24.64	5,622.1	3,894.1	1,727.9	736.2	75.00
Investment grade zone	0.08	37.72	n.a.	21.33	5,057.2	3,416.1	1,641.1	696.3	75.00
Non-investment grade zone	0.61	36.87	n.a.	54.33	563.3	476.5	86.8	39.9	75.00
Default	100.00	96.75	94.52	29.55	1.4	1.4	—	—	—

Equity exposure under PD/LGD approach	0.32	90.00	n.a.	127.15	4,221.3	4,171.0	50.3	—	—
Investment grade zone	0.07	90.00	n.a.	112.61	3,886.2	3,835.8	50.3	—	—
Non-investment grade zone	1.84	90.00	n.a.	283.03	330.4	330.4	—	—	—
Default	100.00	90.00	n.a.	1,192.50	4.6	4.6	—	—	—

Total	0.59	38.64	n.a.	21.55	167,158.0	133,536.3	33,621.6	23,281.2	74.99
Investment grade zone	0.04	39.32	n.a.	14.56	144,806.2	114,883.0	29,923.2	19,774.5	74.99
Non-investment grade zone	1.51	32.61	n.a.	67.45	21,751.6	18,077.5	3,674.1	3,499.8	75.00
Default	100.00	42.19	39.15	44.28	600.0	575.7	24.2	6.8	75.00

Notes:

1.	Investment grade zone includes obligor ratings A1 through B2, non-investment grade zone includes C1 through E2 (excluding E2R), and default includes E2R through H1.

2.	“Corporate” does not include specialized lending exposure under supervisory slotting criteria.

3.	Each asset class includes purchased receivables.

4.	The commitments that can be terminated at any time without condition or terminated automatically are not included in the amount of undrawn commitments and weighted average of credit conversion factor.

5.	Regarding equity exposure under the PD/LGD approach, we recognized the risk-weighted assets by multiplying 1,250% by the expected loss (“EL”).

(Reference)Obligor ratings

Obligor ratings (major category)			Definition of ratings	Classification
A1–A3			Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is excellent.	Investment grade zone
B1–B2			Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, hence their level of credit risk is sufficient.
C1–C3			Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.	Non-investment grade zone
D1–D3			Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future changes in business environment is low.
E1			Obligors who require close watching going forward because there are problems with their borrowing conditions, such as reduced or suspended interest payments, problems with fulfillment such as de facto postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions.
E2
	R	*
F1			Obligors who are not yet bankrupt but are in financial difficulties and are deemed to be very likely to go bankrupt in the future because they are finding it difficult to make progress in implementing their management improvement plans (including obligors who are receiving ongoing support from financial institutions).	Default
G1			Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.
H1			Obligors who have already gone bankrupt, from both a legal and/or formal perspective.
*	Obligors who have loans in need of monitoring (restructured loans and loans past due for three months or more) out of the obligors who require close watching going forward

(N) Portfolio by asset class and ratings segment (Retail)

	(Billions of yen, except percentages)
	As of September 30, 2016
	PD (EAD weighted average) (%)	LGD (EAD weighted average) (%)	EL default (EAD weighted average) (%)	Risk weight (EAD weighted average) (%)	EAD (Billions of yen)			Amount of undrawn commitments	Weighted average of credit conversion factor (%)
						On-balance sheet	Off-balance sheet

Residential mortgage	1.69	41.05	n.a.	33.41	9,562.8	9,424.3	138.5	5.5	75.00
Non-default	0.78	40.99	n.a.	33.42	9,475.2	9,338.5	136.6	5.5	75.00
Default	100.00	47.63	45.14	32.96	87.6	85.8	1.8	—	—

Qualifying revolving loan (retail)	3.22	76.66	n.a.	65.11	588.6	392.8	195.7	1,638.8	11.94
Non-default	3.09	76.67	n.a.	65.12	587.7	392.2	195.5	1,673.3	11.94
Default	100.00	71.93	67.75	55.34	0.8	0.6	0.1	1.5	12.54

Other retail	4.44	50.62	n.a.	48.25	2,379.3	2,364.1	15.1	17.2	63.98
Non-default	1.70	50.77	n.a.	48.55	2,312.8	2,301.1	11.6	13.5	55.52
Default	100.00	45.65	42.78	37.93	66.4	62.9	3.5	3.7	94.52

Total	2.29	44.54	n.a.	37.72	12,530.7	12,181.3	349.4	1,661.6	12.69
Non-default	1.06	44.51	n.a.	37.75	12,375.8	12,031.9	343.8	1,656.3	12.51
Default	100.00	46.91	44.25	35.21	154.9	149.3	5.5	5.2	70.65

	(Billions of yen, except percentages)
	As of September 30, 2017
	PD (EAD weighted average) (%)	LGD (EAD weighted average) (%)	EL default (EAD weighted average) (%)	Risk weight (EAD weighted average) (%)	EAD (Billions of yen)			Amount of undrawn commitments	Weighted average of credit conversion factor (%)
						On-balance sheet	Off-balance sheet

Residential mortgage	1.58	41.29	n.a.	33.69	9,218.6	9,100.6	118.0	7.9	75.00
Non-default	0.76	41.24	n.a.	33.64	9,142.5	9,026.0	116.5	7.9	75.00
Default	100.00	47.76	44.76	39.70	76.1	74.5	1.5	—	—

Qualifying revolving loan (retail)	3.29	76.82	n.a.	66.46	654.7	434.1	220.5	1,762.5	12.51
Non-default	3.19	76.83	n.a.	66.46	654.0	433.6	220.4	1,761.1	12.52
Default	100.00	71.49	66.38	67.69	0.6	0.5	0.1	1.4	11.61

Other retail	4.61	47.46	n.a.	44.77	2,062.3	2,048.0	14.3	15.8	64.92
Non-default	1.68	47.52	n.a.	44.85	2,001.0	1,989.9	11.0	12.4	56.74
Default	100.00	45.66	42.29	42.12	61.3	58.1	3.2	3.3	95.30

Total	2.19	44.31	n.a.	37.40	11,935.7	11,582.8	352.9	1,786.3	13.26
Non-default	1.05	44.28	n.a.	37.36	11,797.6	11,449.6	347.9	1,781.4	13.10
Default	100.00	46.95	43.86	40.91	138.1	133.1	4.9	4.8	69.88

Notes:

1.	Each asset class includes purchased receivables.

2.	The commitments that can be terminated at any time without condition or terminated automatically are not included in the amount of undrawn commitments and weighted average of credit conversion factor.

(O) Actual losses by asset class

	(Billions of yen)
	For the period from October 1, 2015 through September 30, 2016	For the period from October 1, 2016 through September 30, 2017
	Actual losses	Actual losses
Corporate	11.7	(81.2)
Sovereign	0.0	0.0
Bank	(0.8)	0.0
Residential mortgage	(0.9)	(11.6)
Qualifying revolving loan (retail)	0.0	0.0
Other retail	(2.0)	(5.7)

Total	7.9	(98.6)

Note:

Actual losses are the sum of the net increase (decrease) in the amount of partial direct write-offs, specific reserve for possible losses on loans and general reserve for possible losses on loans (for claims against special attention obligors or below), etc., as well as tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness and losses from debt-equity swaps during the relevant period. Equity exposure under the PD/LGD approach is not included in the amount of actual losses.

<Analysis>

The total amount of actual losses was decreased by ¥106.5 billion from the previous period to negative ¥98.6 billion due to significant decrease of losses from corporate exposure.

(P) Comparison of estimated and actual losses by asset class

	(Billions of yen)
	For the period from October 1, 2007 through September 30, 2008			For the period from October 1, 2008 through September 30, 2009
	Estimated losses (expected losses as of September 30, 2007)		Actual losses	Estimated losses (expected losses as of September 30, 2008)		Actual losses
		After deduction of reserves			After deduction of reserves
Corporate	1,060.5	202.0	28.2	998.6	390.4	433.9
Sovereign	2.2	(9.3)	0.7	1.6	(10.7)	0.0
Bank	8.0	4.2	34.4	18.9	(18.4)	0.0
Residential mortgage	85.8	18.6	16.9	96.4	22.9	21.3
Qualifying revolving loan (retail)	7.4	2.5	0.0	8.0	3.1	2.2
Other retail	50.1	12.6	4.3	53.2	16.0	6.2

Total	1,214.3	230.7	84.8	1,176.9	403.3	463.9

	(Billions of yen)
	For the period from October 1, 2009 through September 30, 2010			For the period from October 1, 2010 through September 30, 2011
	Estimated losses (expected losses as of September 30, 2009)		Actual losses	Estimated losses (expected losses as of September 30, 2010)		Actual losses
		After deduction of reserves			After deduction of reserves
Corporate	1,377.8	503.2	45.2	1,151.1	406.3	41.1
Sovereign	4.1	(8.3)	0.3	1.4	(11.5)	0.2
Bank	42.7	5.6	(3.1)	32.0	3.9	0.0
Residential mortgage	107.8	26.5	36.6	143.2	38.8	13.3
Qualifying revolving loan (retail)	10.4	3.6	0.2	10.7	3.8	0.2
Other retail	54.6	15.8	22.4	78.6	25.1	4.6

Total	1,597.7	546.6	101.8	1,417.2	466.5	59.5

	(Billions of yen)
	For the period from October 1, 2011 through September 30, 2012			For the period from October 1, 2012 through September 30, 2013
	Estimated losses (expected losses as of September 30, 2011)		Actual losses	Estimated losses (expected losses as of September 30, 2012)		Actual losses
		After deduction of reserves			After deduction of reserves
Corporate	937.7	349.2	28.0	782.6	271.7	22.4
Sovereign	1.3	(11.8)	0.1	2.5	(10.8)	0.1
Bank	33.0	5.1	(4.7)	12.9	5.3	(2.7)
Residential mortgage	146.0	42.8	(12.0)	134.0	53.6	(0.1)
Qualifying revolving loan (retail)	10.7	3.6	0.3	11.0	3.7	0.6
Other retail	75.0	24.1	1.5	72.1	26.8	2.1

Total	1,203.9	413.3	13.2	1,015.2	350.5	22.5

	(Billions of yen)
	For the period from October 1, 2013 through September 30, 2014			For the period from October 1, 2014 through September 30, 2015
	Estimated losses (expected losses as of September 30, 2013)		Actual losses	Estimated losses (expected losses as of September 30, 2014)		Actual losses
		After deduction of reserves			After deduction of reserves
Corporate	654.9	213.9	(35.6)	488.9	171.8	180.1
Sovereign	1.4	(12.0)	(13.4)	1.5	1.4	0.0
Bank	13.5	8.2	(1.6)	7.3	3.8	(0.2)
Residential mortgage	117.8	48.5	(4.6)	100.0	47.4	(2.8)
Qualifying revolving loan (retail)	11.6	3.8	0.0	11.9	4.2	2.5
Other retail	66.3	24.6	0.1	59.6	24.4	5.5

Total	865.8	287.2	(55.2)	669.4	253.3	185.2

	(Billions of yen)
	For the period from October 1, 2015 through September 30, 2016			For the period from October 1, 2016 through September 30, 2017
	Estimated losses (expected losses as of September 30, 2015)		Actual losses	Estimated losses (expected losses as of September 30, 2016)		Actual losses
		After deduction of reserves			After deduction of reserves
Corporate	536.0	124.6	11.7	463.0	136.6	(81.2)
Sovereign	1.7	1.6	0.0	1.5	1.5	0.0
Bank	6.9	3.5	(0.8)	5.5	3.9	0.0
Residential mortgage	79.2	36.9	(0.9)	69.9	33.8	(11.6)
Qualifying revolving loan (retail)	13.1	2.9	0.0	14.4	4.2	0.0
Other retail	52.8	17.0	(2.0)	45.9	17.3	(5.7)

Total	689.8	186.8	7.9	600.5	197.7	(98.6)

Notes:

1.	Estimated losses after deduction of reserves are the amount after deductions of partial direct write-offs, specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims against special attention obligors or below), etc., as of the beginning of each period. Equity exposure under the PD/LGD approach is not included in the amount of estimated losses.

2.	Actual losses are the sum of the net increase (decrease) in the amount of partial direct write-offs, specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims against special attention obligors or below), etc., as well as tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness and losses from debt-equity swaps during the relevant period. Equity exposure under the PD/LGD approach is not included in the amount of actual losses.

∎ Methods for credit risk mitigation

(5) Credit risk mitigation by portfolio classification

The amounts of exposure to which the method of credit risk mitigation through collateral and guarantees is applied are as follows:

	(Billions of yen)
	As of September 30, 2016
	Financial collateral	Other collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	1,215.4	4,962.1	7,164.1	12.2	13,354.0
Corporate	711.2	4,619.9	6,180.5	12.2	11,524.0
Sovereign	9.6	8.9	324.9	—	343.4
Bank	470.0	73.6	60.6	—	604.4
Retail	24.5	259.5	597.9	—	882.1
Residential mortgage	—	—	135.7	—	135.7
Qualifying revolving loan	—	—	0.2	—	0.2
Other retail	24.5	259.5	461.9	—	746.1
Others	—	—	—	—	—

Standardized approach	54.8	n.a.	154.7	—	209.6
Sovereign	50.0	n.a.	154.7	—	204.7
Bank	—	n.a.	—	—	—
Corporate	4.8	n.a.	—	—	4.8
Residential mortgage	—	n.a.	—	—	—
Securitizations	—	n.a.	—	—	—
Others	—	n.a.	—	—	—

Total	1,270.3	4,962.1	7,318.8	12.2	13,563.6

	(Billions of yen)
	As of September 30, 2017
	Financial collateral	Other collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	843.1	4,891.1	8,348.3	12.8	14,095.4
Corporate	802.9	4,559.8	7,380.5	12.8	12,756.1
Sovereign	0.0	6.7	380.4	—	387.2
Bank	17.0	48.5	48.7	—	114.4
Retail	23.1	275.9	538.5	—	837.6
Residential mortgage	—	—	123.8	—	123.8
Qualifying revolving loan	—	—	0.1	—	0.1
Other retail	23.1	275.9	414.5	—	713.6
Others	—	—	—	—	—

Standardized approach	111.2	n.a.	316.7	—	428.0
Sovereign	90.0	n.a.	316.7	—	406.7
Bank	13.2	n.a.	—	—	13.2
Corporate	7.9	n.a.	—	—	7.9
Residential mortgage	—	n.a.	—	—	—
Securitizations	—	n.a.	—	—	—
Others	—	n.a.	—	—	—

Total	954.4	4,891.1	8,665.0	12.8	14,523.4

∎ Counterparty risk in derivatives transactions and long-settlement transactions

(6) Status of counterparty risk in derivatives transactions and long-settlement transactions

(A) Status of derivatives transactions and long-settlement transactions

Derivative transactions

	(Billions of yen)
	As of September 30, 2016			As of September 30, 2017
	Gross replacement cost	Gross add-on	Credit equivalent amount	Gross replacement cost	Gross add-on	Credit equivalent amount
Current exposure method
Foreign exchange-related transactions	2,333.8	2,839.3	5,173.1	94.3	103.4	197.7
Interest rate-related transactions	3,375.8	854.7	4,230.5	143.2	26.7	170.0
Gold-related transactions	—	—	—	—	—	—
Equity-related transactions	111.2	164.9	276.2	79.7	158.2	238.0
Transactions related to precious metals (other than gold)	64.2	86.8	151.0	35.3	55.4	90.7
Other commodity-related transactions	604.5	976.2	1,580.7	698.1	1,160.4	1,858.6
Credit derivatives transactions	32.5	199.1	231.6	0.6	7.1	7.7
Subtotal (A)	6,522.2	5,121.2	11,643.4	1,051.4	1,511.5	2,562.9
Netting benefits by close-out netting settlement contracts (B)	n.a.	n.a.	5,947.7	n.a.	n.a.	1,158.3
Subtotal (C)=(A)+(B)	n.a.	n.a.	5,695.7	n.a.	n.a.	1,404.6
Effect of credit risk mitigation by collateral (D)	n.a.	n.a.	657.4	n.a.	n.a.	436.6

Total (C)+(D)	n.a.	n.a.	5,038.3	n.a.	n.a.	968.0

Standardized method			Credit equivalent amount			Credit equivalent amount
Total			397.2			15.1

Expected positive exposure method

Total			n.a.			2,435.3

Note:	The current exposure method and standardized method are used as the method to calculate credit equivalent amounts.

Long-settlement transactions

	(Billions of yen)
	As of September 30, 2016			As of September 30, 2017
	Gross replacement cost	Gross add-on	Credit equivalent amount	Gross replacement cost	Gross add-on	Credit equivalent amount
Long-settlement transactions	1.4	35.4	36.8	0.3	2.7	3.1

Notes:

1.	The current exposure method is used as the method to calculate credit equivalent amounts.

2.	Neither the “netting benefits by close-out netting settlement contracts” nor the “effect of credit risk mitigation by collateral” applies to long-settlement transactions.

(B) Amounts of credit risk mitigation by type

	(Billions of yen)
	As of September 30, 2016	As of September 30, 2017
Financial collateral	469.6	3.0
Other collateral	42.0	33.3
Guarantees, others	9.9	12.5

Total	521.6	48.8

(C) Notional amount of credit derivatives subject to credit equivalent amount calculations

		(Billions of yen)
		As of September 30, 2016	As of September 30, 2017
		Notional amount	Notional amount
Credit derivatives type:
Credit default swap	Protection bought	1,698.6	1,389.8
	Protection sold	1,802.5	1,453.1

Total return swap	Protection bought	—	—
	Protection sold	—	—

Total	Protection bought	1,698.6	1,389.8
	Protection sold	1,802.5	1,453.1

Note: Credit derivatives used for credit risk mitigation are as follows:

	(Billions of yen)
	As of September 30, 2016	As of September 30, 2017
Credit derivatives used for credit risk mitigation	23.1	26.8

∎ Securitization exposure

(7) Quantitative disclosure items for securitization exposure

● Securitization exposure as originator (for calculation of credit risk-weighted assets)

(A) Information by type of underlying assets

	(Billions of yen)
	As of, or for the six months ended, September 30, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Traditional securitizations
Amount of underlying assets (a)	—	52.9	—	—	—	—	—	52.9
Default exposure	—	0.4	—	—	—	—	—	0.4
Losses during the six-month period	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	29.0	—	—	29.0
Default exposure	—	—	—	—	—	—	—	—
Losses during the six-month period	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Total amount of underlying assets (a)+(b)	—	52.9	—	—	29.0	—	—	81.9

	(Billions of yen)
	As of, or for the six months ended, September 30, 2017
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Traditional securitizations
Amount of underlying assets (a)	—	43.6	—	—	—	—	—	43.6
Default exposure	—	0.3	—	—	—	—	—	0.3
Losses during the six-month period	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	373.9	—	—	373.9
Default exposure	—	—	—	—	0.0	—	—	0.0
Losses during the six-month period	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	92.6	—	—	92.6
Total amount of underlying assets (a)+(b)	—	43.6	—	—	373.9	—	—	417.5

Notes:

1.	Items that refer to “during the six-month period” show amounts accumulated during the six months ended September 30, 2016 and 2017.

2.	“Default exposure” and “Losses during the six-month period” with respect to synthetic securitization transactions are based on the definition of default as set forth in the respective transactions.

3.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction.

4.	“Credit cards” include shopping credit receivables, card loans, etc.

5.	The effects of risk mitigation, in the context of calculating capital adequacy ratio, of transfers (hedges) of risk through synthetic securitization transactions are reflected in “Required capital” of “(B) Information of securitization exposure retained or purchased.”

–Exposure intended to be securitized–

(Billions of yen)
As of September 30, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Exposure intended to be securitized	—	—	—	—	—	—	—	—

(Billions of yen)
As of September 30, 2017
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Exposure intended to be securitized	—	—	—	—	—	—	—	—

(B) Information of securitization exposure retained or purchased –Exposure by type of underlying asset–
	(Billions of yen)
	As of September 30, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
On-balance sheet	—	0.0	—	—	29.0	—	—	29.0
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	0.0	—	—	29.0	—	—	29.0
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 1,250% is applied	—	0.0	—	—	—	—	—	0.0
Exposure whose underlying assets are overseas assets	—	—	—	—	23.4	—	—	23.4

	(Billions of yen)
	As of September 30, 2017
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
On-balance sheet	—	0.0	—	—	371.8	—	—	371.8
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	2.0	—	—	2.0
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	0.0	—	—	373.9	—	—	373.9
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 1,250% is applied	—	0.0	—	—	0.6	—	—	0.6
Exposure whose underlying assets are overseas assets	—	—	—	—	92.6	—	—	92.6

Notes:

1.	Classification based on type of underlying asset is conducted according to the principal underlying asset type for each transaction.

2.	“Credit cards” include shopping credit receivables, card loans, etc.

3.	“Exposure whose underlying assets are overseas assets” is classified based on the principal underlying asset type for each transaction.

4.	“Exposure on resecuritizations” as of both September 30, 2016 and 2017 are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of September 30, 2016

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	24.8	—	—	—	24.8	—
Up to 50%	—	—	—	—	—	—
Up to 100%	—	—	—	—	—	—
Up to 250%	1.7	—	—	—	1.7	—
Up to 650%	2.5	—	—	—	2.5	—
Less than 1,250%	—	—	—	—	—	—
1,250%	0.0	—	—	—	0.0	—

Total	29.0	—	—	—	29.0	—

	(Billions of yen)
	As of September 30, 2017

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	351.5	—	1.9	—	353.4	—
Up to 50%	—	—	—	—	—	—
Up to 100%	1.7	—	—	—	1.7	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	17.9	—	0.1	—	18.0	—
1,250%	0.6	—	—	—	0.6	—

Total	371.8	—	2.0	—	373.9	—

–Amount of required capital by risk weight category–

	(Billions of yen)
	As of September 30, 2016

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	0.1	—	—	—	0.1	—
Up to 50%	—	—	—	—	—	—
Up to 100%	—	—	—	—	—	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	0.0	—	—	—	0.0	—

Total	0.1	—	—	—	0.1	—

	(Billions of yen)
	As of September 30, 2017

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	2.1	—	0.0	—	2.1	—
Up to 50%	—	—	—	—	—	—
Up to 100%	—	—	—	—	—	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	0.2	—	—	—	0.2	—
1,250%	0.7	—	—	—	0.7	—

Total	3.1	—	0.0	—	3.1	—

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
Risk weight	As of September 30, 2016	As of September 30, 2017
Up to 20%	—	—
Up to 50%	—	—
Up to 100%	—	—
Up to 250%	—	—
Up to 650%	—	—
Over 650%	—	—

Total	—	—

Note:

The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

–Capital increase due to securitization transactions–

(Billions of yen)
As of September 30, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	—	—	—	—	—	—	—

(Billions of yen)
As of September 30, 2017
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	—	—	—	—	—	—	—

● Securitization exposure as sponsor of securitization programs (ABCP/ABL) (for calculation of credit risk-weighted assets)

(C) Information by type of underlying assets

	(Billions of yen)
	As of, or for the six months ended, September 30, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	61.8	—	72.1	73.4	272.5	—	44.8	524.8
Default exposure	—	—	—	—	5.3	—	—	5.3
Estimated loss amount related to underlying assets during the six-month period	0.7	—	0.3	0.5	2.7	—	0.4	4.8
Amount of exposures securitized during the six-month period	253.5	—	485.4	485.3	1,292.7	—	276.8	2,793.9

	(Billions of yen)
	As of, or for the six months ended, September 30, 2017
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	58.8	—	61.6	14.1	249.2	—	72.2	456.2
Default exposure	—	—	—	—	6.0	—	—	6.0
Estimated loss amount related to underlying assets during the six-month period	1.9	—	0.3	0.0	2.8	—	0.7	5.8
Amount of exposures securitized during the six-month period	170.6	—	336.3	97.1	1,123.3	—	317.1	2,044.6

Notes:

1.	Items that refer to “during the six-month period” show amounts accumulated during the six months ended September 30, 2016 and 2017.

2.	Securitization exposure that is acquired in securitization of customer’s claims other than as sponsor (in the form of asset-backed securities, trust beneficiary rights and other transferable instruments) is categorized as securitization exposure as investor.

3.	The amount of default exposure is the amount of the underlying assets recognized as default in the calculation of capital adequacy ratio.

4.	Estimated loss amount related to underlying assets is based on the amount of the underlying assets as of the relevant date and the following parameters that are used in the calculation of capital adequacy ratio:

• parameters used in the calculation of required capital for an underlying asset when applying the supervisory formula (e.g., PD); and

• with respect to underlying assets classified as securitization exposure, the conservative application of risk weights used in the ratings-based approach.

5.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

6.	“Credit cards” include shopping credit receivables, card loans, etc.

(D) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
On-balance sheet	34.6	—	63.8	69.1	263.7	—	44.8	476.2
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	123.3	—	21.4	0.0	59.8	—	6.8	211.4
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	157.9	—	85.3	69.1	323.5	—	51.6	687.7
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 1,250% is applied	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	100.1	—	30.3	33.7	157.2	—	31.8	353.4

	(Billions of yen)
	As of September 30, 2017
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
On-balance sheet	9.5	—	50.3	14.1	252.8	—	30.1	357.0
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	134.5	—	0.0	—	54.2	—	10.4	199.3
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	144.0	—	50.3	14.1	307.0	—	40.6	556.3
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 1,250% is applied	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	84.5	—	—	7.7	153.8	—	35.5	281.6

Notes:
1.	Securitization exposure retained or purchased includes unused portions of securitization programs that are subject to allocation of required capital.

2.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

3.	“Credit cards” include shopping credit receivables, card loans, etc.

4.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

5.	“Exposure on resecuritizations” as of both September 30, 2016 and 2017 are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of September 30, 2016

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	469.6	—	211.4	—	681.0	—
Up to 50%	4.5	—	—	—	4.5	—
Up to 100%	2.0	—	—	—	2.0	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	476.2	—	211.4	—	687.7	—

	(Billions of yen)
	As of September 30, 2017

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	354.5	—	184.3	—	538.9	—
Up to 50%	2.4	—	—	—	2.4	—
Up to 100%	—	—	15.0	—	15.0	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	357.0	—	199.3	—	556.3	—

–Amount of required capital by risk weight category–

	(Billions of yen)
	As of September 30, 2016
	On-balance sheet		Off-balance sheet		Total
Risk weight		Exposure on resecuritizations		Exposure on resecuritizations		Exposure on resecuritizations
Up to 20%	2.9	—	1.3	—	4.2	—
Up to 50%	0.1	—	—	—	0.1	—
Up to 100%	0.1	—	—	—	0.1	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	3.1	—	1.3	—	4.4	—

	(Billions of yen)
	As of September 30, 2017
	On-balance sheet		Off-balance sheet		Total
Risk weight		Exposure on resecuritizations		Exposure on resecuritizations		Exposure on resecuritizations
Up to 20%	2.2	—	1.1	—	3.4	—
Up to 50%	0.0	—	—	—	0.0	—
Up to 100%	—	—	0.8	—	0.8	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	2.3	—	2.0	—	4.3	—

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
Risk weight	As of September 30, 2016	As of September 30, 2017
Up to 20%	—	—
Up to 50%	—	—
Up to 100%	—	—
Up to 250%	—	—
Up to 650%	—	—
Over 650%	—	—

Total	—	—

Note:

The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

● Securitization exposure as investor(for calculation of credit risk-weighted assets)

(E) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	122.0	874.8	407.9	102.2	440.2	10.4	222.5	2,180.4
Exposure on resecuritizations	—	2.3	—	—	1.3	—	—	3.7
Off-balance sheet	12.8	—	257.8	72.4	216.3	0.1	2.5	562.2
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	134.9	874.8	665.8	174.6	656.5	10.6	225.1	2,742.6
Exposure on resecuritizations	—	2.3	—	—	1.3	—	—	3.7
Exposure on securitizations to which a risk weight of 1,250% is applied	—	0.0	—	—	—	0.2	—	0.2
Exposure whose underlying assets are overseas assets	133.4	0.0	634.4	172.5	656.5	0.1	185.8	1,783.0

	(Billions of yen)
	As of September 30, 2017
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	128.0	838.1	711.4	304.3	584.1	5.0	161.4	2,732.7
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	44.6	—	229.9	156.8	164.8	0.1	2.1	598.6
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	172.7	838.1	941.4	461.1	748.9	5.2	163.6	3,331.3
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 1,250% is applied	—	0.0	—	—	—	0.3	—	0.3
Exposure whose underlying assets are overseas assets	166.5	0.0	929.8	460.9	748.9	0.3	134.6	2,441.2

Notes:

1.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

2.	“Credit cards” include shopping credit receivables, card loans, etc.

3.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

4.	“Exposure on resecuritizations” as of both September 30, 2016 and 2017 are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of September 30, 2016

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	2,107.0	2.3	559.5	—	2,666.5	2.3
Up to 50%	57.1	1.3	—	—	57.1	1.3
Up to 100%	7.6	—	1.5	—	9.1	—
Up to 250%	—	—	—	—	—	—
Up to 650%	8.5	—	1.0	—	9.6	—
Less than 1,250%	—	—	—	—	—	—
1,250%	0.0	—	0.1	—	0.2	—

Total	2,180.4	3.7	562.2	—	2,742.6	3.7

	(Billions of yen)
	As of September 30, 2017

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	2,665.8	—	564.8	—	3,230.6	—
Up to 50%	38.8	—	20.0	—	58.8	—
Up to 100%	24.1	—	13.2	—	37.3	—
Up to 250%	—	—	—	—	—	—
Up to 650%	3.7	—	0.3	—	4.1	—
Less than 1,250%	—	—	—	—	—	—
1,250%	0.1	—	0.1	—	0.3	—

Total	2,732.7	—	598.6	—	3,331.3	—

–Amount of required capital by risk weight category–

	(Billions of yen)
	As of September 30, 2016

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	11.9	0.0	3.4	—	15.3	0.0
Up to 50%	1.5	0.0	—	—	1.5	0.0
Up to 100%	0.6	—	0.1	—	0.7	—
Up to 250%	—	—	—	—	—	—
Up to 650%	2.3	—	0.3	—	2.6	—
Less than 1,250%	—	—	—	—	—	—
1,250%	0.0	—	0.1	—	0.2	—

Total	16.5	0.0	4.0	—	20.6	0.0

	(Billions of yen)
	As of September 30, 2017

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	15.1	—	3.4	—	18.6	—
Up to 50%	1.0	—	0.6	—	1.6	—
Up to 100%	1.6	—	0.8	—	2.5	—
Up to 250%	—	—	—	—	—	—
Up to 650%	1.0	—	0.1	—	1.1	—
Less than 1,250%	—	—	—	—	—	—
1,250%	0.1	—	0.1	—	0.3	—

Total	19.0	—	5.2	—	24.2	—

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
Risk weight	As of September 30, 2016	As of September 30, 2017
Up to 20%	—	—
Up to 50%	1.0	—
Up to 100%	—	—
Up to 250%	—	—
Up to 650%	—	—
Over 650%	—	—

Total	1.0	—

Note:

The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

● Securitization exposure as originator (for calculation of market risk equivalent amounts)

(F) Information by type of underlying assets

None as of September 30, 2016 and 2017

(G) Information of securitization exposure retained or purchased

None as of September 30, 2016 and 2017

● Securitization exposure as sponsor of securitization programs (ABCP/ABL) (for calculation of market risk equivalent amounts)

(H) Information by type of underlying assets

None as of September 30, 2016 and 2017

(I) Information of securitization exposure retained or purchased

None as of September 30, 2016 and 2017

● Securitization exposure as investor (for calculation of market risk equivalent amounts)

(J) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	—	0.7	—	—	2.7	4.2	0.0	7.6
Exposure on resecuritizations	—	—	—	—	—	—	0.0	0.0
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	0.7	—	—	2.7	4.2	0.0	7.6
Exposure on resecuritizations	—	—	—	—	—	—	0.0	0.0
Exposure on securitizations to which a risk weight of 100% is applied	—	0.7	—	—	0.7	2.8	0.0	4.2
Exposure whose underlying assets are overseas assets	—	0.6	—	—	2.7	4.2	0.0	7.5

	(Billions of yen)
	As of September 30, 2017
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	0.0	7.6	5.2	—	0.0	—	2.6	15.5
Exposure on resecuritizations	—	—	—	—	—	—	0.0	0.0
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	0.0	7.6	5.2	—	0.0	—	2.6	15.5
Exposure on resecuritizations	—	—	—	—	—		0.0	0.0
Exposure on securitizations to which a risk weight of 100% is applied	—	6.9	0.0	—	0.0	—	0.7	7.7
Exposure whose underlying assets are overseas assets	—	7.5	5.2	—	0.0	—	2.6	15.5

Notes:

1.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

2.	“Credit cards” include shopping credit receivables, card loans, etc.

3.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

4.	“Exposure on resecuritizations” are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk capital charge category–

	(Billions of yen)
	As of September 30, 2016

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	1.5	—	—	—	1.5	—
Up to 4%	0.4	—	—	—	0.4	—
Up to 8%	1.4	—	—	—	1.4	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%	—	—	—	—	—	—
100%	4.2	0.0	—	—	4.2	0.0

Total	7.6	0.0	—	—	7.6	0.0

	(Billions of yen)
	As of September 30, 2017

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	6.2	—	—	—	6.2	—
Up to 4%	0.3	—	—	—	0.3	—
Up to 8%	0.6	—	—	—	0.6	—
Up to 20%	—	—	—	—	—	—
Up to 52%	0.6	—	—	—	0.6	—
Less than100%	—	—	—	—	—	—
100%	7.7	0.0	—	—	7.7	0.0

Total	15.5	0.0	—	—	15.5	0.0

–Amount of required capital by risk capital charge category–

	(Billions of yen)
	As of September 30, 2016

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	0.0	—	—	—	0.0	—
Up to 4%	0.0	—	—	—	0.0	—
Up to 8%	0.1	—	—	—	0.1	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%	—	—	—	—	—	—
100%	4.2	0.0	—	—	4.2	0.0

Total	4.4	0.0	—	—	4.4	0.0

	(Billions of yen)
	As of September 30, 2017

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	0.0	—	—	—	0.0	—
Up to 4%	0.0	—	—	—	0.0	—
Up to 8%	0.0	—	—	—	0.0	—
Up to 20%	—	—	—	—	—	—
Up to 52%	0.1	—	—	—	0.1	—
Less than 100%	—	—	—	—	—	—
100%	7.7	0.0	—	—	7.7	0.0

Total	8.0	0.0	—	—	8.0	0.0

–Subject to Comprehensive Risk Measure–

(Billions of yen)
As of September 30, 2016
	Securitization	Resecuritiation
Total amount of securitization exposure	—	—
Total amount of required capital	—	—

(Billions of yen)
As of September 30, 2017
	Securitization	Resecuritiation
Total amount of securitization exposure	—	—
Total amount of required capital	—	—

∎ Market risk

● Trading activities

The following table shows VaR (Value at Risk) figures of our trading activities:

	(Billions of yen)
	For the six months ended September 30, 2016	For the fiscal year ended March 31, 2017	For the six months ended September 30, 2017
End of period	2.7	1.9	2.7
Maximum	4.8	4.8	4.1
Minimum	1.7	1.7	1.5
Average	2.5	2.7	2.3
The number of cases where assumptive losses exceeded VaR during the period	4	0	0

Notes:

1.	Amount of market risk (VaR) is calculated based on the internal model.

2.	The multiplication factor for the calculation of market risk equivalent is determined by the number of cases where assumptive losses exceeded VaR before 250 business days prior to the end of period.

3.	Our group companies which conduct trading activities are Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities, etc.

VaR method:

VaR	historical simulation method
Quantitative standard:	1. confidence interval: one-tailed 99.0%;
2. holding period: 1 day; and
3. historical observation period of 3 years (801 business days)

VaR (Value at Risk)

The VaR method measures the maximum possible loss that could be incurred due to market movements within a certain time period (or holding period) and degree of probability (or confidence interval).

Back testing

The Back testing is one of the methods to evaluate the effectiveness of market risk measurements calculated using the VaR method that compares VaR and amount of losses (we compare VaR with assumptive profits and losses). The number of cases where assumptive losses exceeded VaR is the number of times in which losses exceeded VaR during the corresponding period.

The following table shows stressed VaR figures of our trading activities:

	(Billions of yen)
	For the six months ended September 30, 2016	For the fiscal year ended March 31, 2017	For the six months ended September 30, 2017
End of period	4.8	5.3	4.6
Maximum	7.2	8.9	7.0
Minimum	2.8	2.8	4.1
Average	5.0	5.2	5.5

Stressed VaR method:

Stressed VaR	historical simulation method
Quantitative standard:	1. confidence interval: one-tailed 99.0%;
2. holding period: 1 day; and
3. historical observation period of 1 year of significant financial stress (265 business days)

Stressed VaR

The stressed VaR measurement is based on a continuous 12-month period of significant financial stress.

● Outlier criteria

The following table shows results of calculations under the outlier framework:

	(Billions of yen)
	Amount of loss	Broadly-defined capital	Loss ratio to capital
As of September 30, 2016	436.1	9,767.8	4.4%
As of March 31, 2017	361.2	10,050.9	3.5%
As of September 30, 2017	413.3	10,946.6	3.7%
Effect of yen interest rate	93.7
Effect of dollar interest rate	252.0
Effect of euro interest rate	28.5

Outlier criteria

As part of the capital adequacy requirements under Basel III, the losses arising from a banking book in hypothetical interest rate shock scenarios under certain stress conditions are calculated and compared with the sum of Tier 1 and Tier 2 capital. If the interest rate risk of the banking book leads to an economic value decline of more than 20% of the sum of Tier 1 and Tier 2 capital, we will be deemed an “outlier” and may be required to reduce the banking book risk or adopt other responses.

Interest rate shock scenario under stress conditions in outlier criteria

For the interest rate shock scenario used in connection with the calculations under the outlier framework, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data at a 99.0% confidence level to the shock scenario.

∎ Equity exposure in banking book

(8) Status of equity exposure in banking book

(A) Amounts stated in consolidated balance sheet

	(Billions of yen)
	As of September 30, 2016		As of September 30, 2017
	Consolidated balance sheet amount	Fair value	Consolidated balance sheet amount	Fair value
Exposure of listed stock, etc.	3,541.0	3,691.6	3,969.7	4,119.3
Other equity exposure	412.0	n.a.	327.4	n.a.

Total	3,953.0	n.a.	4,297.1	n.a.

Note: The above figures include only Japanese and foreign stocks.

(B) Gains and losses on sales related to equity exposure

(Billions of yen)
	For the six months ended September 30, 2016			For the six months ended September 30, 2017
	Gains and losses on sales			Gains and losses on sales
		Gains on sales	Losses on sales		Gains on sales	Losses on sales
Sale of equity exposure	70.8	76.7	5.9	116.9	123.3	6.4

Note: The above figures represent gains and losses on sales of stocks in our consolidated statement of income.

(C) Gains and losses from write-offs related to equity exposure

	(Billions of yen)
	For the six months ended September 30, 2016	For the six months ended September 30, 2017
	Gains and losses from write-offs	Gains and losses from write-offs
Write-offs of equity exposure	(5.0)	(0.5)

Note: The above figures represent gains and losses on devaluation of stocks in our consolidated statement of income.

(D) Unrealized gains and losses recognized in the consolidated balance sheet and not recognized in the consolidated statement of income

(Billions of yen)
	As of September 30, 2016			As of September 30, 2017
	Net unrealized gains			Net unrealized gains
		Unrealized gains	Unrealized losses		Unrealized gains	Unrealized losses
Equity exposure	1,563.6	1,649.9	86.2	2,135.3	2,170.3	34.9

Note: The above figures include only Japanese and foreign stocks.

(E) Unrealized gains and losses not recognized in the consolidated balance sheet or in the consolidated statement of income

(Billions of yen)
	As of September 30, 2016			As of September 30, 2017
	Net			Net
		Unrealized gains	Unrealized losses		Unrealized gains	Unrealized losses
Equity exposure	150.6	160.7	10.1	149.6	159.3	9.6

Note: The above figures include only Japanese and foreign stocks.

(F) Equities exposure by portfolio classification

	(Billions of yen)
	As of September 30, 2016	As of September 30, 2017
PD/LGD approach	3,715.4	4,221.3
Market-based approach (simple risk weight method)	643.6	1,116.3
Market-based approach (internal models approach)	—	—

Total	4,359.0	5,337.7

∎ Composition of Leverage Ratio

							(Millions of yen)
Corresponding line # on Basel III disclosure template (Table 2)		Corresponding line # on Basel III disclosure template (Table 1)	Item			As of September 30, 2016	As of September 30, 2017
On-balance sheet exposures				(1)
1			On-balance sheet exposures before deducting adjustment items			164,242,241	182,640,998
	1a	1	Total assets reported in the consolidated balance sheet			192,679,978	209,509,243
	1b	2	The amount of assets of subsidiaries that are not included in the scope of the leverage ratio on a consolidated basis (-)			—	—
	1c	7	The amount of assets of subsidiaries that are included in the scope of the leverage ratio on a consolidated basis (except those included in the total assets reported in the consolidated balance sheet)			—	—
	1d	3	The amount of assets that are deducted from the total assets reported in the consolidated balance sheet (except adjustment items) (-)			28,437,737	26,868,245
2		7	The amount of adjustment items pertaining to Tier1 capital (-)			887,319	1,274,312
3			Total on-balance sheet exposures	(a	)	163,354,922	181,366,686
Exposures related to derivative transactions				(2)
4			Replacement cost associated with derivatives transactions, etc.			2,835,092	2,354,979
5			Add-on amount associated with derivatives transactions, etc.			5,272,277	6,312,801
			The amount of receivables arising from providing cash margin in relation to derivatives transactions, etc.			1,053,499	1,247,364
6			The amount of receivables arising from providing cash margin, provided where deducted from the consolidated balance sheet pursuant to the operative accounting framework			183,926	210,650
7			The amount of deductions of receivables (out of those arising from providing cash variation margin) (-)			—	—
8			The amount of client-cleared trade exposures for which a bank holding company acting as a clearing member is not obliged to make any indemnification (-)			/	/
9			Adjusted effective notional amount of written credit derivatives			2,127,459	1,689,443
10			The amount of deductions from effective notional amount of written credit derivatives (-)			1,951,393	1,565,307
11		4	Total exposures related to derivative transactions	(b	)	9,520,861	10,249,931
Exposures related to repo transactions				(3)
12			The amount of assets related to repo transactions, etc			12,454,962	12,993,856
13			The amount of deductions from the assets above (line 12) (-)			4,804,918	5,397,442
14			The exposures for counterparty credit risk for repo transactions, etc			310,824	438,438
15			The exposures for agent repo transactions			/	/
16		5	Total exposures related to repo transactions, etc.	(c	)	7,960,869	8,034,852
Exposures related to off-balance sheet transactions				(4)
17			Notional amount of off-balance sheet transactions			45,790,795	49,524,666
18			The amount of adjustments for conversion in relation to off-balance sheet transactions (-)			29,777,895	31,871,648
19		6	Total exposures related to off-balance sheet transactions	(d	)	16,012,899	17,653,017
Leverage ratio on a consolidated basis				(5)
20			The amount of capital (Tier1 capital)	(e	)	7,982,529	9,004,810
21		8	Total exposures ((a)+(b)+(c)+(d))	(f	)	196,849,553	217,304,488
22			Leverage ratio on a consolidated basis ((e)/(f))			4.05%	4.14%

∎ Liquidity Coverage Ratio

Liquidity standards agreed upon by the Basel Committee on Banking Supervision require our liquidity coverage ratio to surpass the minimum standard starting March 31, 2015.

We calculate our consolidated liquidity coverage ratio (the “Consolidated LCR”) in accordance with the regulation “The Evaluation Criterion on the Sound Management of Liquidity Risk Defined, Based on Banking Law Article 52-25, as One of Criteria for Bank Holding Companies to Evaluate the Soundness of Their Management and the Ones of Their Subsidiaries and Others, which is also One of Evaluation Criteria on the Soundness of the Banks’ Management” (the FSA Notice No. 62 of 2015 (the “Notice No. 62”)).

The information disclosed herein is in accordance with “Matters Separately Prescribed by the Commissioner of the Financial Services Agency Regarding Status of Sound Management of Liquidity Risk , etc. pursuant to Article 19-2, Paragraph 1, Item 5, Sub-item (e) , etc. of the Ordinance for Enforcement of the Banking Law (Ministry of Finance Ordinance No. 7 of 2015)” (the FSA Notice No. 7 of 2015(the “Notice No. 7”)).

The status of our sound management of liquidity risk is as follows:

			(In million yen, %, the number of data)
Item			For the three months ended June 30, 2017		For the three months ended September 30, 2017
High-Quality Liquid Assets		(1)	/		/
1	Total high-quality liquid assets (HQLA)		61,146,475		60,568,697
Cash Outflows		(2)	TOTAL UNWEIGHTED VALUE	TOTAL WEIGHTED VALUE	TOTAL UNWEIGHTED VALUE	TOTAL WEIGHTED VALUE
2	Cash outflows related to unsecured retail funding		44,734,796	3,579,091	45,352,729	3,617,498
3	of which, Stable deposits		12,811,636	384,349	13,147,142	394,414
4	of which, Less stable deposits		31,923,159	3,194,742	32,205,587	3,223,083
5	Cash outflows related to unsecured wholesale funding		73,882,199	45,017,588	74,050,226	46,467,835
6	of which, Qualifying operational deposits		0	0	0	0
7	of which, Cash outflows related to unsecured wholesale funding other than qualifying operational deposits and debt securities		68,335,972	39,471,361	68,370,243	40,787,851
8	of which, Debt securities		5,546,226	5,546,226	5,679,983	5,679,983
9	Cash outflows related to secured funding, etc		/	989,105	/	1,087,302
10	Cash outflows related to derivatives transactions, etc. funding programs, credit and liquidity facilities		24,700,939	6,836,365	24,130,414	6,846,066
11	of which, Cash outflows related to derivative transactions, etc		2,287,284	2,287,284	2,344,100	2,344,100
12	of which, Cash outflows related to funding programs		32,246	32,246	27,355	27,355
13	of which, Cash outflows related to credit and liquidity facilities		22,381,409	4,516,834	21,758,959	4,474,610
14	Cash outflows related to contractual funding obligations, etc.		6,137,396	1,675,699	6,136,568	1,806,914
15	Cash outflows related to contingencies		76,053,208	688,697	77,660,713	685,275
16	Total cash outflows		/	58,786,548	/	60,510,891
Cash Inflows		(3)	TOTAL UNWEIGHTED VALUE	TOTAL WEIGHTED VALUE	TOTAL UNWEIGHTED VALUE	TOTAL WEIGHTED VALUE
17	Cash inflows related to secured lending, etc.		9,978,655	705,231	10,217,742	703,285
18	Cash inflows related to collections of loans, etc		12,104,053	9,060,932	13,084,757	9,717,925
19	Other cash inflows		7,121,687	1,887,602	6,906,394	2,064,460
20	Total cash inflows		29,204,395	11,653,766	30,208,894	12,485,671
Consolidated liquidity coverage ratio		(4)	/		/
21	Total HQLA allowed to be included in the calculation		/	61,146,475	/	60,568,697
22	Net cash outflows		/	47,132,781	/	48,025,220
23	Consolidated liquidity coverage ratio (LCR)		/	129.7%	/	126.1%
24	The number of data used to calculate the average value		62		62

Notes:

1.	Item from 1 to 23 are quarterly average using data points as shown in item 24. From the fourth quarter of the fiscal year ended March 31, 2017, the average daily value is disclosed based on the Notice No. 7.

2.	We do not apply the “exception regarding qualifying operational deposits” in Article 28 of the Notice No. 62 with respect to item 6.

3.	The numbers in item 11 include the amount of additional collateral required due to market valuation changes on derivatives transactions estimated by the “historical look-back approach” instead of “scenario approach” in Article 37 of the Notice No. 62.

4.	There are no material components that necessitate detailed explanation of “cash outflows from other contracts” in Article 59 of the Notice No. 62 within item 14, “cash outflows from other contingent funding obligations” in Article 52 of the Notice No. 62 within item 15, “cash inflows from other contracts” in Article 72 of the Notice No. 62 within item 19.

5.	Monthly data or quarterly data is used for some of the data, etc., concerning our consolidated subsidiaries.

	2015	2016				2017
	Oct-Dec	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Apr-Jun	Jul-Sep
Consolidated LCR (quartely average)	133.4%	128.2%	135.1%	137.4%	135.3%	129.4%	129.7%	126.1%

Our Consolidated LCR does not lead to any issues since it surpasses not only the minimum standard required under the liquidity regulation, but also the final regulatory standard (100%), with no significant change.

LCR disclosed herein does not differ much from the level we expected beforehand, and we do not expect our Consolidated LCR in the future to deviate significantly from the current level.

There are no significant changes in the composition, such as currency composition or type composition, and geographic distribution of the HQLA allowed to be included in the calculation.

In addition, there is no significant currency mismatch which might affect our funding conditions between total amount of the HQLA allowed to be included in the calculation and net cash outflow regarding significant currencies.

∎ Status of Major Liquid Assets

(Billions of yen)
Item	As of Mar. 2017	As of Sep. 2017
Cash and Due from Banks (including Due from Central Banks)	47,129.5	50,982.8
Trading Securities	4,800.4	7,226.7
Securities	31,761.8	31,544.9
Bonds Held to Maturity	3,815.6	3,125.7
Other Securities	27,946.2	28,419.2
Japanese Stocks	3,542.0	3,640.9
Japanese Bonds	13,245.1	12,611.9
Japanese Government Bonds	10,264.3	9,658.2
Japanese Local Government Bonds	284.4	253.5
Japanese Corporate Bonds	2,696.3	2,700.1
Other	11,159.0	12,166.3
Foreign Bonds	8,955.4	9,610.3
Other	2,203.5	2,555.9

Total	83,691.8	89,754.4

Portion pledged as collateral	(14,398.5)	(14,504.0)

Total after the deduction above	69,293.3	75,250.4

Note:

1.	All securities included in the above table have fair value.

2.	Portion pledged as collateral mainly consists of securities and others collateralized for borrowed money, foreign and domestic exchange transactions or derivatives transactions, or substituted for margins for futures transactions.

3.	Figures in the above table do not represent high quality liquid assets under the Basel III regulatory regime.